Exhibit 99.2

ROGERS COMMUNICATIONS INC.,
as issuer of the Securities

and

CIBC MELLON TRUST COMPANY,
as Trustee

INDENTURE

Dated as of May 26, 2009

v

EXHIBITS

A	-	Provisions for Inter-Company Subordinated Debt

INDENTURE dated as of May 26, 2009 between Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), and CIBC Mellon Trust Company, a trust company existing and licensed under the federal laws of Canada, as trustee (hereinafter called the “Trustee”).

WHEREAS the Company wishes to issue from time to time Securities in the manner provided for in this Indenture;

NOW, THEREFORE, THIS INDENTURE WITNESSES that, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Company and the Trustee, the Company and the Trustee agree, for the equal and proportionate benefit of all Holders of the securities issued under this Indenture (the “Securities”), as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101. DEFINITIONS.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles in Canada;

(c) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(d) the words “include”, “includes” and “including” as used herein shall be deemed in each case to be followed by the phrase “without limitation”; and

(e) the words “amendment or refinancing” as used herein shall be deemed in each case to refer to any amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification of any instrument or agreement; the words “amended or refinanced” shall have a correlative meaning.

Certain terms are defined in those Articles in which they are used principally.

“Act”

, when used with respect to any Holder, has the meaning specified in 105.

“Affiliate”

means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Beneficial Owner”

means (a) with respect to Book-Entry Securities, the Person who is the beneficial owner of such Book-Entry Securities as reflected on the books of a Clearing Agency or a Clearing Agency Participant maintaining an account with a Clearing Agency (directly or as an indirect participant, in accordance with the rules of a Clearing Agency); or (b) with respect to Securities other than Book-Entry Securities, a Person who is (i) a beneficial owner of such Securities and as reflected on the Security Register or (ii) a Person who is the beneficial owner of such Securities and as reflected on the books of a registered Holder who holds such Securities on behalf of the beneficial owner, as the case may be.

“Board of Directors”

means the board of directors of the Company or any duly authorized committee of such board.

“Board Resolution”

means a copy of a resolution certified by the General Counsel, Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Book-Based System”

means, in relation to the Global Securities of a Series, the debt clearing, record entry, transfer and pledge systems and services established and operated by or on behalf of the related Depositary for such Series (including where applicable pursuant to one or more agreements between such Depositary and its participants establishing the rules and procedures for such systems and services).

“Book-Entry Securities”

means any Global Securities issued or registered in the name of a Clearing Agency maintaining book-entry records with respect to the ownership and transfer of such Securities, or its nominee, or a custodian of such Clearing Agency, or its nominee, and for which registration, transfer and exchange of such Securities or any interest therein may not be effected by the Trustee or any other Person maintaining the Security Register, except in accordance with the terms of this Indenture and the rules of the Clearing Agency.

“Business Day”

means each Monday, Tuesday, Wednesday, Thursday and Friday which (a) is not a day on which banking institutions and trust companies in The City of Toronto, Ontario are authorized or obligated by law, regulation or executive order to be closed , and (b) in connection with a particular Series, is a day in any Place of Payment relative to such Series on which the related Depositary, if any, for such Series processes transactions under its Book-Based System.

“Canadian dollars”, “Cdn dollars”, “Cdn$” and “$”

each mean lawful currency of Canada.

“Capital Lease Obligation”

means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease.

“Capital Stock”

means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person’s capital stock whether now outstanding or issued after the date of this Indenture, including, without limitation, all Common Stock and Preferred Stock.

“CDS”

means CDS Clearing and Depository Services Inc., together with its successors from time to time.

“Clearing Agency”

means, in relation to a Series issuable in whole or in part in the form of one or more Global Securities, CDS or any other organization recognized as a “clearing agency” pursuant to applicable securities law that is specified for such purpose in the related Series Supplement.

“Clearing Agency Participant”

means a broker, dealer, bank, other financial institution or other Person for whom from time to time a Clearing Agency effects book-entry transfers and pledges of Book-Entry Securities held by the Clearing Agency.

“Common Stock”

means, with respect to any Person, any and all shares, interests and participations (however designated and whether voting or non-voting) in such Person’s common equity, whether now outstanding or issued after the date of this Indenture, and includes, without limitation, all series and classes of such common stock.

“Company”

means the Person named as the “Company” in the first paragraph of this Indenture, until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of the Trust Indenture Legislation as they are applicable to the Company, the term “Company” shall include any other obligor with respect to the Securities for the purposes of complying with such provisions.

“Company Request” or “Company Order”

means a written request or order signed in the name of the Company by any two of the following officers: its Chairman of the Board of Directors, any Vice-Chairman, its President and Chief Executive Officer, its Chief Financial Officer, any Executive Vice-President, any Senior Vice-President, any Vice-President, its Treasurer, its Secretary or its General Counsel, and delivered to the Trustee.

“Consolidation”

means the consolidation of the accounts of the Restricted Subsidiaries with those of the Company, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of the Company, all in accordance with GAAP; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary. For purposes of clarification, it is understood that the accounts of the Company or any Restricted Subsidiary include the accounts of any partnership, the beneficial interests in which are controlled (in accordance with GAAP) by the Company or any such Restricted Subsidiary. The term “Consolidated” shall have a correlative meaning.

“Corporate Trust Office”

means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which offices at the date of execution of this Indenture are located at the Trustee’s principal Corporate Trust Office, 320 Bay Street, Ground Floor, Toronto, Ontario  M5H 4A6, Attention: Manager, Corporate Trust, Fax No.: 416-643-5570.

“Debt”

means, with respect to any Person, without duplication and (except as provided in clause (ii) below) without regard to any interest component thereof (whether actual or imputed) that is not yet due and payable:

(i) money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(ii) the face amount of any drafts of a corporation in Canadian dollars and accepted by a Canadian lender for discount in Canada;

(iii) all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;

(iv) all liabilities upon which interest charges are customarily paid by such Person;

(v) shares of Disqualified Stock not held by the Company or a wholly-owned Restricted Subsidiary;

(vi) Capital Lease Obligations and Purchase Money Obligations, determined in each case in accordance with GAAP; and

(vii) any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (i) through (vi) above;

provided that “Debt” shall not include (A) trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business, and (B) except as otherwise expressly provided herein, Inter-Company Subordinated Debt.

“Default”

means, with respect to a Series, any event that is, or after notice or passage of time or both would be, an Event of Default with respect to such Series.

“Depositary”

means, with respect to a Series issuable in whole or in part in the form of one or more Global Securities, the Clearing Agency or Clearing Agencies designated in or pursuant to the related Series Supplement as the Depositary or Depositaries for such Series, together with their respective successors in such capacity; provided, however, that, if no Clearing Agency is so designated in the related Series Supplement, “Depositary” means, with respect to such Series, CDS.

“Discount Securities”

means Securities, other than Linked Securities, issued pursuant to this Indenture which are offered for a price less than the amount thereof to be due and payable at Maturity other than solely due to such amount being determined by application of a multiplier or leverage factor.

“Disqualified Stock”

means, for any Series, any Capital Stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of such Series for cash or securities constituting Debt.  For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Event of Default”

has the meaning specified in Article Four.

“Generally Accepted Accounting Principles” or “GAAP”

means generally accepted accounting principles, in effect in Canada, as established by the Canadian Institute of Chartered Accountants and as applied from time to time by the Company in the preparation of its consolidated financial statements.

“Global Security”

means a Security of a Series in global form.

“Government Obligations”

means direct obligations of, or obligations of a Person the timely payment of which is unconditionally guaranteed by, the government that issued any of the currencies in which the applicable Series of Securities are payable, and that are not subject to prepayment, redemption or call at the option of the issuer thereof.

“Guarantor”

means, in respect of any Series of Securities, any Person that guarantees the payment and performance of obligations of the Company in respect of such Securities, as specified in the Series Supplement in respect of such Securities.

“Holder”

means a Person in whose name a Security is registered in the Security Register (and including, for greater certainty, in the case of any Global Security, the applicable Depositary or its nominee which has possession of such Global Security or in whose name such Global Security is registered, as the case may be).

“Holder Direction”

means, in respect of an Act of Holders of a Series, an approval of or direction to make, give or take such Act given (i) by Holders of more than 50% of the principal amount of such Series then Outstanding voted (either in person or by proxies duly appointed in writing) at a meeting of such Holders duly called and held in accordance with the provisions of Article Eleven or (ii) pursuant to an instrument in writing signed in one or more counterparts by Holders (in person or by their agent duly appointed in writing) of more than 50% of the principal amount of such Series then Outstanding.

“Indenture”

means (i) this instrument as originally executed (including all exhibits and schedules hereto) and as it may from time to time be supplemented or amended (other than by a Series Supplement) by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, or (ii) with respect to a particular Series, this Indenture as defined in clause (i) above as supplemented by the related Series Supplement.

“Inter-Company Subordinated Debt”

means, for any Series, all indebtedness of the Company or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from Rogers Entities and under which payments by the Company or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to the Securities in the manner and to the extent set forth in Exhibit A hereto and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference provisions substantially in the form of Exhibit A for the benefit of the Trustee and the Holders.

“Interest Payment Date”

means the Stated Maturity of an installment of interest on the applicable Series of Securities.

“Lien”

means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind of the Company or any of the Restricted Subsidiaries, real or personal, movable or immovable, now owned or hereafter acquired.

“Linked Securities”

means Securities the Maturity Consideration of which or any other payment thereon will be determined by reference to: (a) one or more equity or debt securities, including, but not limited to, the price or yield of such securities; (b) any statistical measure of economic or financial performance, including, but not limited to, any currency, consumer price or mortgage index; or (c) the price or value of any commodity or any other item or index or any combination thereof.

“Maturity”

, when used with respect to any Security, means the date on which the principal of (and premium, if any) and interest on such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof or by declaration of acceleration, call for redemption or otherwise.

“Maturity Consideration”

means, with respect to Securities of a Series (whether or not issued by, or the obligation of, the Company), the amount of money (including payment of principal and premium, if any, and any accrued but unpaid interest thereon), or a combination of money, securities and/or other property, in either case payable or deliverable upon payment of the discharge of the Securities of such Series upon Maturity.

“Officers’ Certificate”

means a certificate signed by any two of the following officers of the Company: its Chairman, any Vice Chairman, its President and Chief Executive Officer, its Chief Financial Officer, any Executive Vice President, any Senior Vice President, any Vice President, its Treasurer, its Secretary or its General Counsel, and delivered to the Trustee. Each such certificate shall include the statements provided for in applicable provisions of the Trust Indenture Legislation and shall comply with Section 103.

“Opinion of Counsel”

means a written opinion of counsel, who may be counsel for the Company, which opinion shall be reasonably acceptable to the Trustee. Each such opinion shall include the statements provided for in applicable provisions of the Trust Indenture Legislation and shall comply with Section 103.

“Outstanding”

, when used with respect to the Securities or a Series of Securities means, as of the date of determination, all Securities (or all Securities of such Series, as applicable) theretofore authenticated and delivered under this Indenture, except:

(a) Securities theretofore cancelled by the Trustee or delivered to the Trustee, the related Security Registrar or the related Paying Agent for cancellation;

(b) Securities, or portions thereof, for whose payment, redemption or purchase money in the necessary amount has been theretofore deposited with the Trustee or any related Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(c) Securities, except to the extent provided in Section 302 and Section 303, with respect to which the Company has effected defeasance or covenant defeasance as provided in Article Three; and

(d) Securities in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands the Securities are valid obligations of the Company.

In determining whether the Holders of the requisite principal amount of Outstanding Securities (or Series of Outstanding Securities) have given any request, demand, direction, consent or waiver hereunder or are present at a meeting of Holders of Securities for quorum purposes, the principal amount of a Discount Security that may be counted in making such determination and that shall be deemed to be Outstanding for such purposes shall be equal to the face amount due and payable at Maturity and, provided further, that, Securities owned by the Company, or any other obligor upon the Securities or any Affiliate of the Company or such other obligor, shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, direction, consent or waiver, only Securities which the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor.

“Paying Agent”

means, in respect of a Series, any Person authorized by the Company in or pursuant to the Indenture or the related Series Supplement to pay the principal of (or premium, if any) or interest on any Securities of such Series on behalf of the Company.

“Person”

means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, or any other entity.

“Place of Payment”

means, in relation to a Series, the place or places where the principal of (and premium or other amounts, if any) and interest on Securities of such Series are payable as specified in the related Series Supplement or, if no Place of Payment is specified in such Series Supplement, the Corporate Trust Office of the Trustee located in the City of Toronto, Ontario.

“Predecessor Security”

of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 208 in exchange for a mutilated Security or in lieu of a lost, destroyed or stolen Security shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Security.

“Preferred Stock”

means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s preferred or preference stock whether now outstanding or issued after the date of this Indenture, and includes, without limitation, all classes and series of preferred or preference stock.

“Purchase Money Obligations”

means, with respect to any Person, obligations, other than Capital Lease Obligations, incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

“Redemption Date”

, when used with respect to any Securities to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”

, when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Regular Record Date”

, for the interest payable on any Interest Payment Date, means the date specified with respect to such Series (whether or not a Business Day) in the related Series Supplement.

“Responsible Officer”

, when used with respect to the Trustee, means the chairman or any vice-chairman of the board of directors, the chairman or vice-chairman of the executive committee of the board of directors, the president, any vice president, any assistant vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller and any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Subsidiary”

means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Rogers Entities”

means the Company and its Affiliates.

“Security” and “Securities”

have the meaning set forth in the paragraph immediately preceding Section 101 of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

“SEDAR”

means the System for Electronic Document Analysis and Retrieval or any successor computer system maintained by the Canadian securities administrators for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format.

“Series” or “Series of Securities”

means all Securities of a series, whether or not any such Securities have been or are to be issued on the same date.

“Series Supplement”

means, with respect to a Series, a supplement to this Indenture establishing the terms and conditions applicable to such Series, as such supplement may be amended, modified, supplemented, consolidated or restated from time to time.

“Shareholders’ Equity”

means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of the Company as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of the Company and computed in accordance with GAAP.

“Special Record Date”

means a date fixed by the Trustee for the payment of any Default Interest pursuant to Section 209.

“Stated Maturity”

, when used with respect to any Series of Securities or any installment of interest thereon, means the date specified in such Series as the fixed date on which the principal of such Series or such installment of interest is due and payable.

“Subsidiary”

means any firm, partnership, corporation or other legal entity in which the Company, the Company and one or more Subsidiaries or one or more Subsidiaries owns, directly or indirectly, a majority of the Voting Shares or has, directly or indirectly, the right to elect a majority of the board of directors, if it is a corporation, or the right to make or control its management decisions, if it is some other Person.

“Trust Indenture Legislation”

means, with respect to a Series, at any time, the provisions, if any, of the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time and any other applicable statute of Canada or any province thereof, in each case, relating to trust indentures for debt obligations and the rights, duties and obligations of trustees and of corporations issuing or guaranteeing debt obligations under trust indentures, in each case to the extent that such provisions are at such time in force and applicable to this Indenture, the Company, any Guarantor or the Trustee.

“Trustee”

means the Person named as the “Trustee” in the first paragraph of this Indenture, until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean such successor Trustee.

“U.S.$” and “U.S. dollars”

each mean lawful currency of the United States of America.

“Unrestricted Subsidiary”

means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary in accordance with the provisions of the applicable Series Supplement and (ii) any Subsidiary of an Unrestricted Subsidiary.

“Voting Shares”

means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

SECTION 102. OTHER DEFINITIONS.

DEFINED TERM	DEFINED IN SECTION

Bankruptcy Law	401
Bankruptcy Order	401
Base Currency	116
covenant defeasance	303
Custodian	401
Default Interest	209
defeasance	302
Determination Date	116
First Currency	117
judgment currency	116
liquidation currency	116
Notice of Default	401
Other Currency	117
rate(s) of exchange	116
Relevant Person	119
Security Register	206
Security Registrar	206
Successor Company	701

SECTION 103. COMPLIANCE CERTIFICATES AND OPINIONS.

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant, the compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.  Where this Indenture requires that the Company’s compliance with its conditions are subject to review by an auditor or accountant, an opinion or report shall be delivered by the auditor of the Company, or any accountant licensed as an accountant under the legislation of the jurisdiction in which the accountant practices, evidencing that such conditions have been complied with in accordance with the terms of this Indenture, which opinion or report shall be based on the examinations or enquiries required to be made by such Person under this Indenture.

Every certificate, opinion or report with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions and other terms herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate, opinion or report, as applicable, are based;

(c) a statement that, in the opinion of each such individual, such individual has made such examination or investigation as such individual believes is necessary to enable such individual to make the statements or give the opinions contained or expressed therein; and

(d) a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with or satisfied.

SECTION 104. FORM OF DOCUMENTS DELIVERED TO THE TRUSTEE.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 105. ACTS OF HOLDERS.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of one or more Series of Securities may be made, given or taken by way of a Holder Direction from Holders of such one or more Series; and, except as herein otherwise expressly provided, such action shall become effective when the instrument or record in respect of the Holder Direction is delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments and so voting at any such meeting or by proxy. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and (subject to Section 501 and the Trust Indenture Legislation) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.  The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 1106.

Without limiting the generality of this Section, unless otherwise established in or pursuant to a Series Supplement pursuant to Section 202, a Holder, including a Clearing Agency that is a Holder of a Global Security, may make, give or take, by a proxy or proxies, duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Clearing Agency that is a Holder of a Global Security may provide its proxy or proxies to the Beneficial Owners of interests in any such Global Security through such Clearing Agency’s standing instructions and customary practices.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient and in accordance with such reasonable rules as the Trustee may determine; and the Trustee may in any instance require further proof with respect to any of the matters referred to in this Section.

(c) The ownership of Securities and the principal amount and serial numbers of Securities held by any Person, and the date of holding the same, shall be proved by the Security Register.

(d) If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of the Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so.  If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Securities (or Series of Securities) then Outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for this purpose the Securities (or Securities of a Series of Securities) then Outstanding shall be computed as of such record date; provided that no such request, demand, authorization, direction, notice, consent, waiver or other Act by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

(e) Any request, demand, authorization, direction, notice, consent, waiver or other Act by the Holder of any Security shall bind every future Holder of the same Security or the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, suffered or omitted to be done by the Trustee, any Paying Agent, any Security Registrar or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

SECTION 106. NOTICES, ETC., TO TRUSTEE AND COMPANY.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a) the Trustee by any Holder or the Company shall be sufficient for every purpose hereunder if made, given, furnished or delivered, in writing, to or with the Trustee at its Corporate Trust Office, Attention: Executive Director, Corporate Trust; and

(b) the Company by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or delivered in writing to the Company to 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9, Attention: Vice-President, Treasurer, fax: 416-935-3598, with a copy to the Senior Vice-President, General Counsel and Secretary, fax: 416-935-3548, or, in either case, at any other address previously furnished in writing to the Trustee by the Company.

Any such request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document shall be deemed to have been received on the day made, given, furnished or delivered except when sent by facsimilie transmission, in which case it will be deemed to have been received on the day of transmittal, if such facsimilie was transmitted on a Business Day during normal business hours of the recipient, or on the next suceeding Business Day, if not transmitted on a Business Day or during such business hours.  Each of the Trustee and the Company may from time to time notify the other party of a change in address or facsimilie number by notice as provided in this Section 106.

SECTION 107. NOTICE TO HOLDERS; WAIVER.

Except as otherwise expressly provided herein or in a Series Supplement, where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at its address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice mailed to a Holder in the aforesaid manner shall be conclusively deemed to have been received by such Holder when mailed whether or not actually received by such Holder. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this Indenture, then any method of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice.

SECTION 108. CONFLICT OF ANY PROVISION OF INDENTURE WITH THE TRUST INDENTURE LEGISLATION.

If and to the extent that any provision of this Indenture (including any Series Supplement or other supplemental indenture) limits, qualifies or conflicts with a mandatory requirement of the Trust Indenture Legislation, such mandatory requirement shall prevail.  At all times in relation to this Indenture, any supplemental indenture and any action to be taken hereunder or thereunder, the Company, any Guarantor and the Trustee each shall observe and comply with the Trust Indenture Legislation and the Company, any Guarantor, the Trustee and each Holder shall be entitled to the benefits of the Trust Indenture Legislation.

SECTION 109. EFFECT OF HEADINGS AND TABLE OF CONTENTS.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 110. SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Indenture by the Company shall bind its successors and permitted assigns (if any), whether so expressed or not.  All covenants and agreements of the Trustee in this Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 111. SEPARABILITY CLAUSE.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 112. BENEFITS OF INDENTURE.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their respective successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Indenture or in respect of the Securities.

SECTION 113. GOVERNING LAW AND ATTORNMENT.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  With respect to any suit, action or proceedings relating to this Indenture or any Securities, each of the Company, the Trustee and, by their acceptance of Securities and the benefits of this Indenture and the related Series Supplement, the Holders from time to time irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

SECTION 114. LEGAL HOLIDAYS.

In any case where any Interest Payment Date, Redemption Date, date established for payment of Default Interest pursuant to Section 209 or Stated Maturity with respect to any Security shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Securities other than a provision in the Securities of any Series which specifically states that such provision shall apply in lieu of this Section) payment of interest or principal (and premium or other amounts, if any) need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date, date established for payment of Default Interest pursuant to Section 209 or Stated Maturity and no interest shall accrue with respect to such payment for the period from and after such Interest Payment Date, Redemption Date, date established for payment of Default Interest pursuant to Section 209 or Stated Maturity to the next succeeding Business Day.

SECTION 115. INTENTIONALLY DELETED

SECTION 116. CONVERSION OF CURRENCY.

The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of any Series of Securities and this Indenture:

(a)           (i) If, for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the “judgment currency”) an amount in the currency due hereunder or under such Series (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which a final judgment which is not appealable is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine) (such day being the “Determination Date”).

(ii) If there is a change in the rate of exchange prevailing between the Determination Date for a judgment and the date of receipt of the amount due in respect of such judgment, the Company will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(b) In the event of the winding-up of the Company at any time while any amount or damages owing under such Series and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders of the Securities of such Series and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Base Currency due or contingently due under such Series and this Indenture (other than under this Subsection (b)) is calculated for the purposes of converting such amounts into another currency (the “liquidation currency”) in such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b), the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The obligations contained in Subsections (a) (ii) and (b) of this Section 116 shall constitute obligations of the Company separate and independent from its other respective obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or the liquidator or otherwise or any of them. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d) The term “rate(s) of exchange” shall in respect of each Series mean (unless otherwise provided in the applicable Series Supplement) the rate of exchange quoted by The Toronto-Dominion Bank at its central foreign exchange desk in its head office in Toronto at 12:00 noon (Toronto, Ontario time) for purchases of the Base Currency with the judgment currency or liquidation currency, as applicable, and includes any premiums and costs of exchange payable.

(e) Neither the Trustee nor any Paying Agent shall have any duty or liability with respect to monitoring or enforcing this Section 116.

SECTION 117. CURRENCY EQUIVALENT.

Except as provided in Section 116, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the rate of exchange quoted by The Toronto-Dominion Bank at its central foreign exchange desk in its head office in Toronto at 12:00 noon (Toronto, Ontario time) on the date of determination.

SECTION 118. NO RECOURSE AGAINST OTHERS.

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting any of the Securities waives and releases all such liability.

SECTION 119. RELIANCE ON FINANCIAL DATA.

In computing any amounts under this Indenture,

(i) to the extent relevant in computing any amounts under this Indenture, the Company shall use audited financial statements of the Company, its Subsidiaries, any Person that would become a Subsidiary in connection with the transaction that requires the computation and any Person from which the Company or a Subsidiary has acquired an operating business, or is acquiring an operating business in connection with the transaction that requires the computation (each such Person whose financial statements are relevant in computing any particular amount, a “Relevant Person”) for the period or portions of the period to which the computation relates for which audited financial statements are available on the date of computation and unaudited financial statements and other current financial data based on the books and records of the Relevant Person or Relevant Persons, as the case may be, to the extent audited financial statements for the period or any portion of the period to which the computation relates are not available on the date of computation, and

(ii) the Company shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of any Relevant Person that are available on the date of the computation.

SECTION 120. DOCUMENTS IN ENGLISH.

The Company, the Trustee and, by their acceptance of Securities and the benefits of this Indenture (including the related Series Supplement), the Holders acknowledge that this Indenture, each Security and each document related hereto and thereto (whether or not any of such documents is also drawn up in French) has been drawn up in English at the express will of such Persons.  Les parties à ces présentes conviennent que ces présentes ainsi que tout document qui s’y rattache (incluant tout document rédigé en francais et en anglais) soient rédigés en langue anglais à la volunté express des parties.

SECTION 121. NO CONFLICT WITH SERIES SUPPLEMENTS

The terms and provisions of a Series Supplement for any particular Series may eliminate, modify, amend or add to any of the terms and provisions of this Indenture, but solely as applied to such Series.  The insertion of the phrase “in any Series Supplement”, “unless otherwise provided in the related Series Supplement” or similar phrases in this Indenture, or the absence of any such phrase, shall not limit the scope of or otherwise affect the proceeding sentence or Section 202.  For greater certainty, if a term or provision contained in this Indenture shall conflict or be inconsistent with a term or provision of any such Series Supplement, such Series Supplement shall govern with respect to the Series to which it relates; provided, however, that the terms and provisions of such Series Supplement may eliminate, modify, amend or add to the terms and provisions of this Indenture solely as applied to such Series.

SECTION 122. LANGUAGE OF NOTICES, ETC.

Any request, demand, authorization, direction, notice, consent, election or waiver required or permitted under this Indenture shall be in the English language (or in the French language in the Province of Québec, but only to the extent required by law), except that, if the Company so elects, any published notice may be in an official language of the country of publication to the extent permitted by law.

SECTION 123. CURRENCY OF PAYMENT

Unless expressly provided to the contrary in this Indenture or otherwise expressly provided in the Series Supplement in respect of a Series, all payments to be made hereunder and in respect of any Series shall be made in Canadian dollars.

ARTICLE TWO
THE SECURITIES

SECTION 201. TITLE AND TERMS.

An unlimited aggregate principal amount of Securities may be authenticated and delivered under this Indenture.  The Securities may be issued in one or more Series. All Securities of a Series shall be identical except as may be set forth in the applicable Series Supplement detailing the adoption of the terms thereof pursuant to the authority granted under a Board Resolution. In the case of Securities of a Series to be issued from time to time, the Series Supplement may provide for the method by which specified terms (such as interest rate, maturity date, record date or date from which interest shall accrue) are to be determined. Securities may differ between Series in respect of any matters.

Except as otherwise provided in the related Series Supplement, the Company hereby designates the Corporate Trust Office in The City of Toronto, Ontario as the Place of Payment for each Series (and, if the Company shall designate and maintain an additional office or agency at the Place of Payment in respect of such Series, also such additional Place of Payment) and initially appoints the Trustee as the Paying Agent therefor; provided, however, that, at the option of the Company, interest may be paid by cheque mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Security Register; provided further that all payments of the principal of, and interest, premium and other amounts, if any, on, Securities, the Holders of which have given wire transfer instructions to the Company or the Paying Agent at least 10 Business Days prior to the applicable payment date and hold at least Cdn$1,000,000 (for Securities denominated in Canadian dollars) or U.S.$1,000,000 (for Securities denominated in U.S. dollars), or the equivalent amount in any other currency or currencies, in principal amount of Securities, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions. Any such wire transfer instructions received by the Company or the Paying Agent shall remain in effect until revoked by such Holder.  Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of the Security to the Paying Agent.

To the extent that any Series Supplement provides that the related Series are redeemable, the Securities shall be redeemable as provided in Article Ten.

SECTION 202. ESTABLISHMENT OF TERMS OF SERIES OF SECURITIES.

At or prior to the issuance of any Securities within a Series, the following shall be established by a Series Supplement pursuant to authority granted under a Board Resolution:

(a)  the title of the Securities of the Series (which shall distinguish the Securities of that particular Series from the Securities of any other Series);

(b)  the ranking of the Securities of the Series relative to other Debt of the Company and the terms of any subordination provisions;

(c)  any limit upon the aggregate principal amount of the Securities of the Series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the Series);

(d)  the date or dates on which the Maturity Consideration for the Securities of the Series are payable;

(e)  whether the Securities of the Series will bear interest and/or whether Securities will be issued as Discount Securities or Linked Securities, the rate or rates (which may be fixed or variable) at which the Securities of the Series shall bear interest, if any, and, if applicable, the interest rate basis, formula or other method of determining such interest rate or rates, the date or dates from which such interest, if any, shall accrue, the Interest Payment Dates on which such interest, if any, shall be payable or the method by which such dates will be determined, the record dates for the determination of Holders thereof to whom such interest is payable (in the case of Securities in registered form), whether any interest will be paid on Default Interest and the basis upon which such interest will be calculated if other than that of a 365-day or 366-day year, as applicable;

(f)  if other than Canadian dollars, the currency or currencies, including composite currencies in which Securities of the Series shall be denominated;

(g)  any Place of Payment in addition to or instead of the Corporate Trust Office of the Trustee and the method of such payment, if by electronic transfer, mail or other means, to the extent different or additional to the method provided herein, where Securities of such Series may be surrendered for registration, transfer or exchange and where demand to or upon the Company in respect of such Securities and this Indenture may be served;

(h)  the price or prices at which, the period or periods within which, and the terms and conditions upon which, Securities of the Series may be redeemed, in whole or in part at the option of the Company or otherwise;

(i)  the form of the Securities of the Series and whether Securities of the Series are to be issued in registered form or bearer form or both;

(j)  whether Securities of the Series are to be issuable in fully certificated form or as Book-Entry Securities and, if in certificated form, whether such Securities are to be issuable initially in the form of one or more Global Securities and the form of any legend or legends to be borne by any such Security;

(k)  if the Securities of the Series shall be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which such Global Security may be exchanged in whole or in part for other individual definitive Securities of such Series to the extent different from what is provided herein and the Depositary for such Global Security;

(l)  any authenticating agent, Paying Agent, transfer agent or Security Registrar in respect of such Series to the extent different than, or in addition to, any Person identified as such in this Indenture;

(m)  the terms and conditions, if any, upon which the Securities of the Series may be converted into common shares or other equity interests of the Company, including the initial conversion price or rate, the conversion period and any additional provisions;

(n)  the obligation, if any, of the Company to redeem, purchase or repay the Securities of the Series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which, Securities of the Series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(o)  the terms, if any, upon which the Securities of the Series may be exchanged for other securities, and the terms and conditions upon which such exchange shall be effected, including the initial exchange price or rate, the exchange period and any other additional provisions;

(p)  if other than denominations of Cdn$1,000 and any integral multiple thereof, the denominations in which the Securities of the Series shall be issuable;

(q)  if the amount of Maturity Consideration with respect to the Securities of the Series may be determined with reference to an index or pursuant to a formula or other method, the manner in which such amounts will be determined and the calculation agent, if any, with respect thereto;

(r)  if the principal amount payable at the Stated Maturity of Securities of the Series will not be determinable as of any one or more dates prior to such Stated Maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity and which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);

(s)  the applicability of, or any changes or additions to, the defeasance and discharge provisions of Article Three;

(t)  if other than the principal amount thereof, the portion of the principal amount of the Securities of the Series that shall be payable upon declaration of acceleration of the maturity thereof pursuant to Section 402;

(u)  the terms, if any, of the transfer, mortgage, pledge or assignment as security for the Securities of the Series of any properties, assets, moneys, proceeds, securities or other collateral and any corresponding changes to provisions of this Indenture as then in effect;

(v)  any addition to or modification or elimination of the Events of Default (and the related definitions) which applies to the Series and any change in the right of the Trustee or the requisite Holders of such Series of Securities to declare the principal amount of, or interest, premium or other amounts, if any, on, such Series of Securities due and payable pursuant to Section 402;

(w)  the applicability of, and any addition to or change in, the covenants (and the related definitions) set forth in Article or Article Nine or elsewhere in this Indenture which apply to Securities of the Series;

(x)  with regard to Securities of the Series that do not bear interest, the dates for certain required reports to the Trustee;

(y)  any guarantees to be provided in respect of the Company’s obligations in respect of the Securities of the Series and the terms and conditions, if any, pursuant to which such Series is to be guaranteed; and

(z)  any other terms of Securities of the Series (which terms shall not be expressly prohibited by the provisions of this Indenture or prohibited by the Trust Indenture Legislation).

All Securities of any one Series need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided by or pursuant to the Series Supplement referred to above, and the authorized principal amount of any Series may not be increased to provide for issuances of additional Securities of such Series, unless otherwise provided in such Series Supplement.

SECTION 203. DENOMINATIONS.

The Securities shall be issuable, except as otherwise provided with respect to any Series of Securities pursuant to the related Series Supplement in accordance with Section 202, in fully registered form without coupons and in denominations of Cdn$1,000 (for Securities denominated in Canadian dollars) or U.S.$1,000 (for Securities denominated in U.S. dollars) and any integral multiple thereof.

SECTION 204. EXECUTION, AUTHENTICATION, DELIVERY AND DATING.

The Securities shall be executed on behalf of the Company by any two of the following officers of the Company: its Chairman, any Vice-Chairman, its President and Chief Executive Officer, its Chief Financial Officer, any Vice-President, its Treasurer or its Secretary. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

The Trustee shall at any time, and from time to time, authenticate Securities for original issue in the principal amount provided in the Series Supplement delivered pursuant to Section 202, upon receipt by the Trustee of a Company Order.  Such Company Order may authorize authentication and delivery pursuant to oral or electronic instructions from the Company or its duly authorized agent or agents, which oral instructions shall be promptly confirmed in writing.  Each Security shall be dated the date of its authentication unless otherwise provided in the Series Supplement delivered pursuant to Section 202.

The aggregate principal amount of Securities of any Series outstanding at any time may not exceed any limit upon the maximum principal amount for such Series set forth in the Series Supplement delivered pursuant to Section 202, except as provided in Section 208.

Prior to the issuance of Securities of any Series, the Trustee shall have received and (subject to the applicable provisions of Article Five) shall be fully protected in relying and acting on:  (a) the Series Supplement establishing the form of the Securities of that Series or of Securities within that Series and the terms of the Securities of that Series or of Securities within that Series and (b) an Officers’ Certificate complying with Section 103.

The Trustee shall have the right to decline to authenticate and deliver any Securities of such Series if the Trustee is not provided with any documentation required by this Indenture to be provided to the Trustee in connection with such action.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities.  An authenticating agent may authenticate Securities whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as the Trustee (for which it is agent) to deal with the Company or an Affiliate of the Company.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form set forth in the applicable Series Supplement duly executed by or on behalf of the Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.  The certificate of authentication on the certificates will not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Securities or of their issuance and the Trustee will in no respect be liable for or answerable for the use made of such Securities or any of them or the proceeds thereof.

In case the Company, pursuant to Article Seven, shall be amalgamated, consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of substantially all of its properties and assets to any Person, and the Successor Company shall have assumed (or, by operation of law, shall have become liable for) the obligations of the Company under the Securities pursuant to Article Seven, any of the Securities authenticated or delivered prior to such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition may, from time to time, at the request of the Successor Company, be exchanged for other Securities executed in the name of the Successor Company with such changes in phraseology and form as may be appropriate (but which shall not affect the rights or duties of the Trustee), but otherwise in substance of like tenor as the Securities surrendered for such exchange and of like principal amount; and the Trustee, upon Company Order of the Successor Company, shall authenticate and deliver replacement Securities as specified in such request for the purpose of such exchange. If replacement Securities shall at any time be authenticated and delivered in any new name of a Successor Company pursuant to this Section in exchange or substitution for or upon registration of transfer of any Securities, such Successor Company, at the option of any Holder but without expense to such Holder, shall provide for the exchange of all Securities at the time Outstanding held by such Holder for Securities authenticated and delivered in such new name.

SECTION 205. TEMPORARY SECURITIES.

Pending the preparation of definitive Securities, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine (but which shall not affect the rights or duties of the Trustee), as conclusively evidenced by their execution of such Securities.

If temporary Securities are issued, the Company will cause definitive Securities to be prepared without unreasonable delay. After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities of the same Series containing identical terms and provisions upon surrender of the temporary Securities at the office or agency of the Company designated for such purpose pursuant to Section 902 or the relevant Series Supplement, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities, the Company shall execute and, upon Company Order, the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of authorized denominations of the same Series containing identical terms and provisions and evidencing the same indebtedness as the temporary Securities so exchanged. Until so exchanged, the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.

SECTION 206. REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE.

The Company shall cause to be kept (i) by the Trustee at its Corporate Trust Office or (ii) by such other registrar as the Company may appoint at such other place or places (if any) in respect of any Series as the Company may designate pursuant to the related Series Supplement or Section 902, a register (the register maintained in such office and in any other office or agency designated pursuant to Section 902 being herein sometimes referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Trustee or the Person maintaining the Security Register shall provide for the registration of Securities and of transfers of Securities as herein provided. Said office or agency shall be the “Security Registrar” for the Securities of each Series.

Upon surrender for registration of transfer of any Security at the Corporate Trust Office of the Trustee or any other office or agency of the Company designated pursuant to Section 902, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more replacement Securities of the same Series of any authorized denomination or denominations, of a like aggregate principal amount and containing identical terms and provisions.

At the option of the Holder, Securities may be exchanged for other Securities of the same Series containing identical terms and provisions, in any authorized denomination or denominations, and of a like aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the replacement Securities which the Holder making the exchange is entitled to receive.

Furthermore, any Holder of a Global Security shall, by acceptance of such Global Security, agree that transfers of beneficial interests in such Global Security may be effected only through a book-entry system maintained by the Holder of such Global Security (or its agent), and that ownership of a beneficial interest in the Security shall be required to be reflected in a book entry.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer, or for exchange or redemption, shall (if so required by the Company or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or its attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange or redemption of Securities, but the Company may require payment of a sum sufficient to pay all documentary, stamp or similar issue or transfer taxes or other governmental charges that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 204, Section 205, Section 806, Section 1008 or Section 1009 not involving any transfer.

The Company shall not be required (a) to issue replacement Securities or register the transfer of or exchange any Security during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of the Securities under Section 1005 and ending at the close of business on the day of such mailing or (b) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of Securities being redeemed in part.

SECTION 207. BOOK-ENTRY PROVISIONS FOR GLOBAL SECURITIES.

(a) The related Series Supplement shall establish whether the Securities of a Series shall be issued in whole or in part in the form of one or more Global Securities and the Depositary for such Global Security or Securities.  Ownership of the Book-Entry Securities will be constituted through beneficial interests in the Book-Entry Securities held by the Depositary or its nominee in the form of a Global Security, and will be represented through book-entry accounts of Clearing Agency Participants, acting on behalf of the Beneficial Owners of such Book-Entry Securities.  Any registration of beneficial ownership in, and transfers of beneficial ownership of, Book-Entry Securities may be made only through the applicable Book-Based System by a Clearing Agency Participant of the Depositary identified in the related Series Supplement.  In such case, the Trustee shall deal with the Depositary and Clearing Agency Participants as representatives of the Beneficial Owners of such Securities for purposes of exercising the rights of Holders hereunder, as provided in this Indenture.  Requests and directions from, and votes of, such representatives shall not be deemed to be inconsistent if they are made with respect to different Beneficial Owners.

(b) Notwithstanding any provisions to the contrary contained in any other provisions of this Indenture and in addition thereto, except as otherwise specified in the related Series Supplement, any Book-Entry Security that is a Global Security shall be exchangeable pursuant to Section 206 of this Indenture for Securities of the same Series registered in the names of Beneficial Owners other than the Depositary for such Security or its nominee only if (i) such Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time such Depositary ceases to be eligible to be a Clearing Agency in accordance with applicable securities laws, and, in either case, the Company fails to appoint a successor Depositary within 90 days of such event, (ii) the Company executes and delivers to the Trustee an Officers’ Certificate to the effect that such Global Security shall be so exchangeable or (iii) an Event of Default with respect to the Securities of such Series represented by such Global Security shall have occurred and be continuing.  Any Book-Entry Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Securities registered in such names as the Depositary shall direct in writing in an aggregate principal amount equal to the principal amount of such Book-Entry Security with like tenor and terms.

Except as provided above in this Subsection 207(b), a Global Security may only be transferred in whole but not in part (i) by the Depositary with respect to such Global Security to a nominee of such Depositary, (ii) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or (iii) by the Depositary or any such nominee to a successor Depositary or a nominee of such a successor Depositary.

(c) Any Global Security issued hereunder shall bear a legend in substantially the following form:

“THIS SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (A) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO THE INDENTURE, (B) THIS SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 207(B) OF THE INDENTURE, (C) THIS SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 211 OF THE INDENTURE AND (D) EXCEPT AS OTHERWISE PROVIDED IN SECTION 207(B) OF THE INDENTURE, THIS SECURITY MAY BE TRANSFERRED, IN WHOLE BUT NOT IN PART, ONLY (X) BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, (Y) BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR (Z) BY THE DEPOSITARY OR ANY NOMINEE TO A SUCCESSOR DEPOSITARY OR TO A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.”

(d) The Company, the Trustee and any agent of the Trustee shall treat a person as the Holder of such principal amount of outstanding Securities of such Series represented by a Global Security as shall be specified in a written statement of the Depositary with respect to such Global Security, for purposes of obtaining any consents, declarations, waivers or directions required to be given by the Holders pursuant to this Indenture.

SECTION 208. MUTILATED, DESTROYED, LOST AND STOLEN SECURITIES.

If (a) any mutilated Security is surrendered to the Trustee, or (b) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Security, and there is delivered to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and upon Company Order the Trustee shall authenticate and deliver, in exchange for any such mutilated Security or in lieu of any such destroyed, lost or stolen Security, a replacement Security of like tenor and principal amount, bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a replacement Security, pay such Security.

Upon the issuance of any replacement Securities under this Section, the Company may require the payment of a sum sufficient to pay all documentary, stamp or similar issue or transfer taxes or other governmental charges that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) in connection therewith.

Every replacement Security of any Series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security of such Series shall constitute a contractual obligation of the Company, whether or not the destroyed, lost or stolen Security of such Series shall be at any time enforceable by anyone, and the Holder thereof shall be entitled to all benefits of this Indenture equally and proportionately with any and all Holders of other Securities of such Series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 209. PAYMENT OF INTEREST; INTEREST RIGHTS PRESERVED.

Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date and, to the extent provided for in the Series Supplement in respect of such Security and to the extent lawful, interest on such defaulted interest at the interest rate provided for such purpose in such Series Supplement (such defaulted interest and any interest thereon herein collectively called “Default Interest”), shall forthwith cease to be payable to the Holder of such Security on the Regular Record Date by virtue of having been such Holder; and such Default Interest may be paid by the Company, at its election in each case, as provided in Subsection (a) or (b) below:

(a) The Company may elect to make payment of any Default Interest to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Default Interest, which shall be fixed in the manner following. The Company shall notify the Trustee in writing of the amount of Default Interest proposed to be paid on each Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee or the Paying Agent an amount of money equal to the aggregate amount proposed to be paid in respect of such Default Interest or shall make arrangements satisfactory to the Trustee or the Paying Agent for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Default Interest as in this Subsection provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Default Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date. In the name and at the expense of the Company, the Trustee shall cause notice of the proposed payment of such Default Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Holder at its address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Default Interest and the Special Record Date therefor having been so mailed, such Default Interest shall be paid to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered on such Special Record Date and shall no longer be payable pursuant to the following Subsection (b).

(b) The Company may make payment of any Default Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Subsection, such payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

SECTION 210. PERSONS DEEMED OWNERS.

Prior to the time of due presentment for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name any Security is registered as the owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 209) interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

SECTION 211. CANCELLATION.

All Securities surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by the Trustee. The Company shall deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be destroyed and, upon the request of the Company, certification of their destruction delivered to the Company unless by a Company Order the Company shall direct that cancelled Securities be returned to it.

SECTION 212. COMPUTATION OF INTEREST.

Except as otherwise contemplated by Section 201, interest on the Securities of any Series shall be computed on the basis of a 365-day or 366-day year, as applicable.  For the purposes of the Interest Act (Canada), the yearly rate of interest to which any rate of interest payable under a Security, which is to be calculated on any basis other than a full calendar year, is equivalent may be determined by multiplying the rate by a fraction, the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable and the denominator of which is the number of days comprising such other basis.

ARTICLE THREE
DEFEASANCE AND COVENANT DEFEASANCE

SECTION 301. COMPANY’S OPTION TO EFFECT DEFEASANCE OR COVENANT DEFEASANCE.

The Company may, at its option by Board Resolution, at any time, with respect to the Securities or any Series of Securities, elect to have either Sections 302 or 303 be applied to all Outstanding Securities or all Outstanding Securities of such Series upon compliance with the conditions set forth below in this Article Three.

SECTION 302. DEFEASANCE AND DISCHARGE.

Upon the Company’s exercise under Section 301 of the option applicable to this Section 302, the Company (and, as applicable, any Guarantors) shall be deemed to have been discharged from its obligations with respect to all Outstanding Securities or all Outstanding Securities of a Series, as the case may be, on the date the conditions set forth in Section 304 below are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Securities, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 305 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, upon Company Request and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of such Securities to receive solely from the trust fund described in Section 304 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest on such Securities when such payments are due, (B) the Company’s obligations with respect to such Securities under Sections 205, 206, 208, 902, 903 and 908, (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company’s obligations in connection therewith, including the Company’s obligations under Section 507 and (D) this Article Three. Subject to compliance with this Article Three, the Company may exercise its option under this Section 302 notwithstanding the prior exercise of its option under Section 303 with respect to the Securities.

SECTION 303. COVENANT DEFEASANCE.

Upon the Company’s exercise under Section  301 of the option applicable to this Section 303, the Company (and, as applicable, any Guarantors) shall be released from its obligations under any covenant contained in Article Seven and in Section 904 and Section 905 and any and all additional or different covenants in the Series Supplement (unless otherwise indicated therein), in each case, with respect to the Outstanding Securities or the Outstanding Securities of the applicable Series, as the case may be, on and after the date the conditions set forth below in Section 304 are satisfied (hereinafter, “covenant defeasance”), and such Securities shall thereafter be deemed to be not “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder (it being understood that such Securities shall not be deemed Outstanding for financial accounting purposes). For this purpose, such covenant defeasance means that, with respect to such Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 401(c), but, except as specified above, the remainder of this Indenture (including Section 507 hereof) and such Securities shall be unaffected thereby. In addition, upon the Company’s exercise under Section 301 of the option applicable to Section 303, none of Subsections 401(c) through (e) nor any additional or different Events of Default established in the applicable Series Supplement (unless otherwise specified therein) shall constitute Events of Default with respect to such Securities.

SECTION 304. CONDITIONS TO DEFEASANCE OR COVENANT DEFEASANCE.

The following shall be the conditions to application of either Section 302 or Section 303 to all Outstanding Securities or all Outstanding Securities of a Series, as applicable:

(1) The Company shall irrevocably have deposited or, through the Paying Agent, caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 509 who shall agree to comply with the provisions of this Article Three applicable to it) as trust funds, in trust, for the purpose of making the following payments in its own capacity or through the Paying Agent, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (x) cash in the currency or currencies in which such Securities are payable or (y) Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, cash in the currency or currencies in which such Securities are payable or (z) any combination of the foregoing which would, in the aggregate, be in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge (and which shall be applied by the Trustee or the Paying Agent (or other qualifying trustee) to pay and discharge) the principal of, and interest and premium, if any, on, such Securities on the respective Stated Maturities (or Redemption Date, if applicable) thereof; provided that the Trustee or the Paying Agent (or other qualifying trustee) shall have been irrevocably instructed by the Company to apply such money to said payments with respect to such Securities. Before such a deposit, the Company may give the Trustee, in accordance with Section 1003 hereof, a notice of its election to redeem all of the Outstanding Securities or all of the Outstanding Securities of a Series at a future date in accordance with Article Ten hereof or any applicable provisions of the Series Supplement for such Securities, which notice shall be irrevocable.

(2) No Default or Event of Default shall have occurred and be continuing on the date of the deposit under clause (1) above or, insofar as Subsection 401(f), (g) or (h) is concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3) Neither the Company nor any Restricted Subsidiary is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(4) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

(5) The Company shall have delivered to the Trustee an Opinion of Counsel in Canada to the effect that such Holders will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal and provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred. This condition may not be waived by any Holder or the Trustee.

(6) The Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit made by the Company pursuant to its election under Section 302 or Section 303 was not made by the Company with the intent of preferring such Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others.

(7) The Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to either the defeasance under Section 302 or the covenant defeasance under Section 303 (as the case may be) have been complied with.

SECTION 305. DEPOSITED MONEY TO BE HELD IN TRUST; OTHER MISCELLANEOUS PROVISIONS.

Subject to the provisions of the last paragraph of Section 903 and the provisions of Section 506 all money and Government Obligations (including any proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 305, the “Trustee”) in respect of Securities of a Series pursuant to Section 304 shall be held in trust and applied by the Trustee, in accordance with the provisions of this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal of, and interest or premium, if any, on, such Securities, but such money need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee on an after-tax basis against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 304 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the applicable Series.

Anything in this Article Three to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or Government Obligations held by it as provided in Section 304 which, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants expressed in a written certification thereof delivered to the Trustee (which may be included with the opinion delivered under Section 304(l)), are in excess of the amount thereof which would then be required to be deposited to effect defeasance or covenant defeasance, as the case may be, of the applicable Securities or Series of Securities.

SECTION 306. REINSTATEMENT.

If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 305, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 302 or 303, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 305; provided, however, that, if the Company makes any payment of the principal of, or interest, premium, or other amounts, if any, on, any Security following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE FOUR
REMEDIES

SECTION 401. EVENTS OF DEFAULT.

Unless otherwise indicated for a particular Series of Securities by the applicable Series Supplement, with respect to each Series of Securities, “Event of Default”, wherever used herein, means any one of the following events and any additional events identified as being an Event of Default in respect of such Series in the related Series Supplement (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of the principal of (or the Redemption Price on) any Security of such Series when it becomes due and payable at its Maturity; or

(b) default in the payment of any interest on any Security of such Series when it becomes due and payable, and continuance of such default for a period of 30 days; or

(c) default in the performance, or breach, of any covenant of the Company or of any Restricted Subsidiary in this Indenture that is applicable to such Series (other than a default in the performance, or breach, of a covenant which is specifically dealt with elsewhere in this Section), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of such Series a written notice specifying such default or breach and stating that such notice is a “Notice of Default” hereunder; or

(d) (i) there shall have occurred one or more defaults of the Company or any Restricted Subsidiary in the payment of the principal of or premium on any indebtedness for money borrowed having an aggregate principal amount in excess of the greater of Cdn$100,000,000 and 3.5% of Shareholders’ Equity (or the equivalent amount in any other currency or currencies), when the same becomes due and payable at the Stated Maturity thereof, and such default or defaults shall continue after any applicable grace period and have not been cured or waived or (ii) there shall occur and be continuing any acceleration of the maturity of the principal amount of any indebtedness for  money borrowed of the Company or any Restricted Subsidiary having an aggregate principal amount in excess of the greater of Cdn$100,000,000 and 3.5% of Shareholders’ Equity (or the equivalent amount in any other currency or currencies) and, in any case referred to in the foregoing clause (i), such Debt has not been paid or, in any case referred to in the foregoing clause (ii), such acceleration has not been rescinded or annulled, in each case within 10 days of such non-payment or acceleration; or

(e) any judgments or orders aggregating in excess of the greater of Cdn$100,000,000 and 3.5% of Shareholders’ Equity (or the equivalent amount in any other currency or currencies) rendered against the Company or any Restricted Subsidiary remain unsatisfied and unstayed for 60 consecutive days; or

(f) the Company or any Restricted Subsidiary pursuant to or under or within the meaning of any Bankruptcy Law:

(1) commences a voluntary case or proceeding;

(2) consents to the entry of a Bankruptcy Order in an involuntary case or proceeding or the commencement of any case against it;

(3) consents to the appointment of a Custodian of it or for any substantial part of its property;

(4) makes a general assignment for the benefit of its creditors or files a proposal or other scheme of arrangement involving the rescheduling or composition of its indebtedness;

(5) files a petition in bankruptcy or an answer or consent seeking reorganization or relief; or

(6) consents to the filing of such petition in bankruptcy or the appointment of or taking possession by a Custodian; or

(g) a court of competent jurisdiction in any involuntary case or proceeding enters a Bankruptcy Order against the Company or any Restricted Subsidiary, and such Bankruptcy Order remains unstayed and in effect for 60 consecutive days; or

(h) a Custodian shall be appointed out of court with respect to the Company or any Restricted Subsidiary, or with respect to all or any substantial part of the property of the Company or any Restricted Subsidiary and, if the Company or such Restricted Subsidiary shall be contesting such appointment in good faith, such appointment continues for 90 consecutive days.

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other similar applicable Canadian federal or provincial law or similar applicable law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors. “Custodian” means any receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator, sequestrator or similar official under any Bankruptcy Law or any other person with like powers.  “Bankruptcy Order” means any court order made in a proceeding pursuant to or within the meaning of any Bankruptcy Law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation, winding up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

SECTION 402. ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT.

If an Event of Default (other than an Event of Default specified in Section 401(f), 401(g) or 401(h)) occurs and is continuing with respect to any Series of Securities, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of such Series then Outstanding may declare the principal of all such Securities to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal shall become immediately due and payable.  If an Event of Default specified in Section 401(f), 401(g) or 401(h) occurs and is continuing with respect to a Series of Securities, then the principal of all Securities of such Series shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Company shall deliver to the Trustee, within 15 days after the Company becoming aware of the occurrence thereof, written notice in the form of an Officers’ Certificate of any Event of Default and any event which with the giving of notice or the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.  Notwithstanding the foregoing, the Company will deliver to the Trustee, within 10 days after the occurrence thereof, notice of any acceleration or default in payment of indebtedness for money borrowed referred to in Section 401(d).

At any time after a declaration of acceleration has been made in respect of an Event of Default with respect to any Series of Securities and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of such affected Series may, by a Holder Direction, rescind and annul such declaration and the consequences of such declaration of acceleration.  In each such case, the rescission and annulment will be effective on the last date on which each of the following have been satisfied:

(a) written notice of such Holder Direction is delivered to the Company and the Trustee;

(b) the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay

(1) all overdue interest on any Securities of such Series,

(2) all principal, premium and other amounts for any Securities of such Series that have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by such Securities,

(3) to the extent provided for in the Series Supplement in respect of the Securities of such Series and to the extent that payment of such interest is lawful, interest upon overdue interest at the rate provided for such purpose in such Series Supplement, and

(4) all sums paid or advanced by the Trustee hereunder, the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents, counsel and other advisors (for which the Company is to reimburse the Trustee pursuant to Section 507) and any other amounts due to the Trustee pursuant to Section 507; and

(c) all Events of Default with respect to such Series, other than the non-payment of principal of, and interest, premium and other amounts on, Securities of such Series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 413.

No such rescission and annulment shall affect any subsequent Event of Default with respect to such Series or impair any right consequent thereon.  In addition, no recission or annulment in respect of one Series shall affect any Event of Default with respect to any other Series or impair any right of the Trustee or the Holders of such other Series with respect thereto.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of any Securities because an Event of Default specified in Section 401(d) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Debt that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Debt, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Debt or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Securities, and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period.

SECTION 403. COLLECTION OF INDEBTEDNESS AND SUITS FOR ENFORCEMENT BY TRUSTEE.

The Company covenants that if:

(a) default is made in the payment of any interest on any Security of a Series of Securities when such interest becomes due and payable and such default continues for a period of 30 days, or

(b) default is made in the payment of the principal of (or premium, if any, on) any Security of a Series of Securities at the Maturity thereof,

the Company will, upon demand of the Trustee or, subject to Section 407, upon demand of the Holders of not less than 25% in aggregate principal amount of the Securities of such Series then Outstanding, pay to the Trustee, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest, with interest upon the overdue principal (and premium, if any) and, to the extent provided for in the Series Supplement for such Securities and to the extent that payment of such interest shall be legally enforceable, upon overdue installments of interest, at the rate provided for such purpose in such Series Supplement; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Company or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon such Securities, wherever situated.

If an Event of Default with respect to a Series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of the Securities of such Series under this Indenture by such appropriate private or judicial proceedings as the Trustee shall deem most effectual to protect and enforce such rights.

SECTION 404. TRUSTEE MAY FILE PROOFS OF CLAIM.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Securities or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(a) to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee pursuant to Section 507) and of the Holders allowed in such judicial proceeding, and

(b) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, in its own capacity or through the Paying Agent;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee or the Paying Agent and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 507.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any proposal, plan of reorganization, arrangement, adjustment or composition or other similar arrangement affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 405. TRUSTEE MAY ENFORCE CLAIMS WITHOUT POSSESSION OF SECURITIES.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name and as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee pursuant to Section 507, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

SECTION 406. APPLICATION OF MONEY COLLECTED.

Any money collected by the Trustee pursuant to this Article for a Series of Securities shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, upon presentation of such Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 507 with respect to such Series;

SECOND: To the payment of the amounts then due and unpaid upon such Securities for principal (and premium, if any) and interest, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal (and premium, if any) and interest;

THIRD: To the payment of any other amounts due and payable with respect to such Series; and

FOURTH: The balance, if any, to the Company.

SECTION 407. LIMITATION ON SUITS.

No Holder of any Securities of any Series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture or such Securities, or for the appointment of a receiver, receiver and manager or trustee in respect of the Company or a Subsidiary of the Company, or to pursue any other remedy hereunder, unless

(a) such Holder has previously given written notice to the Trustee and the Company, or has received written notice from the Trustee, of a continuing Event of Default with respect to such Series;

(b) the Holders of not less than 25% in aggregate principal amount of all of the Outstanding Securities of such Series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered to the Trustee reasonable funding and indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of funding and indemnity has failed to institute any such proceeding; and

(e) during such 60-day period the Trustee has not received a contrary Holder Direction from the Holders of such Series;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders (whether of the same Series or any other Series), or to obtain or to seek to obtain priority or preference over any other Holders (whether of the same Series or any other Series) or to enforce any right under this Indenture except in the manner provided in this Indenture and for the equal and ratable benefit of all the Holders.

SECTION 408. UNCONDITIONAL RIGHT OF HOLDERS TO RECEIVE PRINCIPAL, PREMIUM AND INTEREST.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and (subject to Section 209) interest on such Security on the respective Maturities thereof expressed in such Security and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 409. RESTORATION OF RIGHTS AND REMEDIES.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case the Company, the Trustee and the Holders shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 410. RIGHTS AND REMEDIES CUMULATIVE.

Except as provided in Section 208, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 411. DELAY OR OMISSION NOT WAIVER.

No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 412. CONTROL BY HOLDERS.

Except as otherwise provided in this Indenture, and subject to compliance with the provisions of this Indenture requiring the giving of sufficient funds and indemnity to the Trustee, the Holders of a Series shall have the right, in each case by a Holder Direction, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, under this Indenture with respect to such Securities; provided that

(a) such Holder Direction shall not be in conflict with any rule of law or with this Indenture or expose the Trustee to personal liability,

(b) subject to the provisions of the Trust Indenture Legislation, the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such Holder Direction, and

(c) in the opinion of the Trustee, relying on an Opinion of Counsel, such Holder Direction is not unduly prejudicial to the rights of other Holders of Securities of such Series.

SECTION 413. WAIVER OF PAST DEFAULTS.

The Holders of Outstanding Securities of any Series with respect to which a Default or Event of Default shall have occurred and be continuing may, on behalf of all Holders of such Series, waive any past Default or Event of Default hereunder and its consequences by providing written notice of a Holder Direction to the Trustee, except a Default or Event of Default

(a) in the payment of the principal of (or premium, if any) or interest on any such Security of such Series, or

(b) in respect of a covenant or provision hereof which under Article Eight cannot be modified or amended without the consent of the Holder of each Outstanding Security affected.

Upon any such waiver becoming effective with respect to a Series, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for purposes of such Series for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

SECTION 414. UNDERTAKING FOR COSTS.

All parties to this Indenture agree, and each Holder of any Security by its acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities of a Series of Securities, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest on any Security on or after the respective Stated Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date).

ARTICLE FIVE
THE TRUSTEE

SECTION 501. CERTAIN DUTIES AND RESPONSIBILITIES.

(a) In its exercise of the rights and powers and discharge of its duties prescribed or conferred by the terms of this Indenture, the Trustee shall:

(i) act honestly and in good faith with a view to the best interests of the Holders of Securities of each Series in respect of which it acts as Trustee,

(ii) act in a commercially reasonable manner, and

(iii) exercise the care, diligence and skill of a reasonably prudent trustee appointed under an indenture for corporate debt obligations.

(b) Except during the continuance of an Event of Default,

(1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, and act upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture.

(c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, its fraud or its own willful misconduct, except that:

(1) this Subsection shall not be construed to limit the effect of Subsections (a) or (b) of this Section;

(2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent;

(3) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with a Holder Direction relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture; and

(4) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 502. NOTICE OF DEFAULTS.

The Trustee shall, within a reasonable time but not exceeding the lesser of 30 days or one month after the Trustee becomes aware of the occurrence of an Event of Default with respect to any Series, transmit by mail to all Holders of the applicable Series, as their names and addresses appear in the Security Register, notice of such Event of Default hereunder known to the Trustee, unless such Event of Default shall have been cured or waived; provided, however, that, except in the case of an Event of Default in the payment of the principal of (or premium, if any) or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as the Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the best interests of the Holders of the Securities of such Series and the Trustee so advises the Company in writing.

Where notice of the occurrence of any Event of Default is given by the Trustee under the preceding paragraph and the Default is thereafter cured, the Trustee shall, within a reasonable time but not exceeding 30 days after the Trustee becomes aware of the curing of the Default, transmit by mail to all Holders of the applicable Series, as their names and addresses appear in the Security Register, notice that the Event of Default is no longer continuing.

SECTION 503. CERTAIN RIGHTS OF TRUSTEE.

Except as otherwise provided in Section 501 and the applicable provisions of the Trust Indenture Legislation:

(a) the Trustee may act and rely and shall be protected in acting or refraining from acting, in each case in good faith, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties that, where applicable, complies with this Indenture and the Trust Indenture Legislation;

(b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order (other than delivery of any Security to the Trustee for authentication and delivery pursuant to Section 204 which shall be sufficiently evidenced as provided therein) and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely and act upon an Officers’ Certificate;

(d) the Trustee may consult with counsel (and any other advisors whose advice is reasonably required by the Trustee for the purpose of determining and discharging its duties and administering the trusts hereunder) and the advice of such counsel or other advisors or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable fees and indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) except as provided in clause (a) above, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders of a Series, at whose instance it is acting, to deposit with the Trustee the Securities held by them, for which Securities the Trustee shall issue receipts; and

(i) the Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it by this Indenture unless and until it shall have been required so to do under the terms of this Indenture; nor shall the Trustee be required to take notice of any Default or Event of Default hereunder or thereunder unless and until notified in writing of such Default or Event of Default, which notice shall distinctly specify the Default or Event of Default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture or any supplemental indenture conclusively assume that no Default or Event of Default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

SECTION 504. NOT RESPONSIBLE FOR RECITALS OR ISSUANCE OF SECURITIES.

Except with respect to the express representations, warranties and covenants of the Trustee contained herein, the recitals contained herein and in the Securities, except the Trustee’s certificate of authentication, shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or the Securities created hereunder. The Trustee shall not be accountable for the use or application by the Company of Securities or the proceeds thereof.

SECTION 505. MAY HOLD SECURITIES.

The Trustee, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities, and, subject to Section 513 and the Trust Indenture Legislation, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

SECTION 506. MONEY HELD IN TRUST.

The Trustee may retain any cash balance held in connection with this Indenture and may, but need not, hold the same in its deposit department, the deposit department of one of its Affiliates or the deposit department of a Canadian chartered bank; but the Trustee, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to the Company or any other person or entity other than at a rate, if any, established from time to time by the Trustee, its Affiliates or a Canadian chartered bank.

For the purpose of this Section, “Affiliate” means affiliated companies within the meaning of the Business Corporations Act (Ontario) (the “OBCA”) and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and The Bank of New York Mellon and each of their affiliates within the meaning of the OBCA.

SECTION 507. COMPENSATION, REIMBURSEMENT AND INDEMNITY.

The Company agrees:

(a) to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable properly documented expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the properly documented expenses and disbursements of its agents and counsel (and any other advisors consulted by the Trustee in accordance with Section 503(d)), except any such expense, disbursement or advance as may be attributable to its or its agents’ negligence, fraud, willful misconduct or bad faith; and

(c) to indemnify the Trustee, and its officers, directors and employees, for, and to hold them harmless against, any loss, liability or expense incurred without negligence, fraud, willful misconduct or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of the Trustee’s powers or duties hereunder.

As security for the performance of the obligations of the Company under this Section, the Trustee shall have a claim and lien prior to the Securities of any Series, pro rata in accordance with their respective principal amounts, upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of Holders of particular Securities, including such funds held for the payment of the principal of, or any interest, premium or other amounts payable on, such Securities.

The Company’s payment of indemnity obligations pursuant to this Section 507 shall survive the discharge of this Indenture and the expiry of any trusts created hereby and the resignation or removal of the Trustee. When the Trustee incurs expenses after the occurrence of an Event of Default specified in Section 401(f), (g) or (h), the expenses are intended to constitute expenses of administration under any Bankruptcy Law.

SECTION 508. CONFLICTING INTERESTS.

The Trustee represents to the Company that, at the date of the execution and delivery of this Indenture, there exists no material conflict of interest in the role of the Trustee hereunder and the Trustee’s role in any other capacity.  If, at any time, a material conflict of interest exists in the Trustee’s role hereunder and in the Trustee’s role in any other capacity, the Trustee shall, within 90 days after it becomes aware that such a material conflict of interest exists, either eliminate the same or resign from the trusts hereunder by giving notice in writing to the Company at least 21 days prior to such resignation and shall upon such resignation becoming effective be discharged from all further duties and liabilities hereunder.  If, despite this Section, the Trustee has a material conflict of interest, the validity and enforceability of this Indenture and the Securities shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest.

SECTION 509. CORPORATE TRUSTEE REQUIRED; ELIGIBILITY.

There shall at all times be a Trustee hereunder that is a corporation authorized and qualified to carry on the business of a trust company in the Province of Ontario and every other jurisdiction where such authorization or qualification is necessary to enable it to act as trustee hereunder and authorized to act as a trustee under an indenture under the Trust Indenture Legislation.  If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section or the Trust Indenture Legislation and other applicable laws, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.  Without limitation, it shall not be a conflict of interest for the Trustee to continue to act hereunder in respect of all Securities during any period of time in which there are Securities affected by, and Securities not affected by, a Default or Event of Default.

SECTION 510. RESIGNATION AND REMOVAL; APPOINTMENT OF SUCCESSOR.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee under Section 511.

(b) The Trustee may resign at any time by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 511 shall not have been delivered to the resigning Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction (at the Company’s expense) for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time with respect to the Securities of a Series by a Holder Direction from the Holders of the Outstanding Securities of such Series delivered to the Trustee and to the Company.

(d) If at any time:

(1) the Trustee shall fail to comply with the provisions of Section 508 or such other obligations imposed upon it under the Trust Indenture Legislation and shall fail to resign after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(2) the Trustee shall cease to be eligible under Section 509, or

(3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver or receiver and manager of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company, by a Board Resolution, may remove the Trustee with respect to all Securities or any applicable Series of Securities, or (ii) subject to Section 414 and the Trust Indenture Legislation, in the case of clause (1) above, the Holder of any Security who has been a bona fide Holder of a Security for at least six months, and in the case of clauses (2) and (3) above, the Holder of any Security and any other interested party may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect all Securities of such Series and the appointment of a successor Trustee.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to one or more Series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those Series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such Series and that at any time there shall be only one Trustee with respect to the Securities of any particular Series). If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to any Series is appointed by a Holder Direction and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 511, become the successor Trustee with respect to such Series and, to that extent, supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed with respect to a Series, by the Company or the Holders of the Securities of such Series, and so accepted such appointment, the retiring Trustee or the Holder of any Security of such Series who has been a bona fide Holder for at least six months may on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f) Any new Trustee hereunder appointed under any provision of this Section shall be qualified to act as Trustee hereunder in accordance with Section 509, shall certify that it will not have any material conflict of interest upon becoming Trustee hereunder in accordance with the applicable requirements of the Trust Indenture Legislation, and shall accept the trusts herein declared and provided for.  On any new appointment, the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(g) The Company shall give notice of each resignation and each removal of the Trustee with respect to a Series and each appointment of a successor Trustee with respect to a Series by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Securities of such Series as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee for such Series and the address of its Corporate Trust Office.

SECTION 511. ACCEPTANCE OF APPOINTMENT BY SUCCESSOR.

(a) Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of all amounts due it under Section 507, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject to the claim and lien provided for in Section 507. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

(b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) Series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more Series shall execute and deliver a supplemental indenture wherein each successor Trustee shall accept such appointment and which (i) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those Series to which the appointment of such successor Trustee relates; (ii) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those Series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee; and (iii) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust, that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee and that no Trustee shall be responsible for any notice given to, or received by, or any act or failure to act on the part of any other Trustee hereunder, and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein, such retiring Trustee shall with respect to the Securities of that or those Series to which the appointment of such successor Trustee relates have no further responsibility for the exercise of rights and powers or for the performance of the duties and obligations vested in the Trustee under this Indenture other than as hereinafter expressly set forth, and each such successor Trustee without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those Series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee and upon the payment of any amount to the Trustee under Section 507, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee, to the extent contemplated by such supplemental indenture, the property and money held by such retiring Trustee hereunder with respect to the Securities of that or those Series to which the appointment of such successor Trustee relates.

(c) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 512. MERGER, CONVERSION, CONSOLIDATION OR SUCCESSION TO BUSINESS.

Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to all or substantially all of the institutional trust services business of the Trustee, shall be the successor of such Trustee hereunder, provided such Person shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to the authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

SECTION 513. TRUSTEE NOT TO BE APPOINTED RECEIVER.

Neither the Trustee nor any “related person”, as defined in the OBCA, to the Trustee, shall be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

SECTION 514. AUTHORITY TO CARRY ON BUSINESS

The Trustee represents to the Company that at the date of execution and delivery by it of this Indenture, it is qualified to act as trustee hereunder in accordance with Section 509 but if, notwithstanding the provisions of this Section, it ceases to be qualified to act as trustee hereunder in accordance with Section 509, the validity and enforceability of this Indenture and the Securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be qualified to act as trustee hereunder in accordance with Section 509 either become so qualified or resign in the manner and with the effect specified in Section 510.

SECTION 515. TRUSTEE NOT REQUIRED TO GIVE SECURITY

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

SECTION 516. ADDITIONAL REPRESENTATIONS AND WARRANTIES OF TRUSTEE

The Trustee further represents and warrants to the Company that:

(a) it is a trust company validly existing under the laws of its jurisdiction of incorporation and is authorized to do business in each jurisdiction where it is required to be so authorized in order to perform the obligations of Trustee hereunder;

(b) it has full power, authority and right to execute and deliver and perform its obligations under this Indenture and has taken all necessary action to authorize the execution, delivery and performance of it of this Indenture;

(c) this Indenture has been duly executed and delivered by it and constitutes a valid and binding obligation of the Trustee enforceable against it in accordance with its terms;

(d) it is in compliance with all requirements of the Trust Indenture Legislation in connection with the Indenture and acting as Trustee hereunder; and

(e) is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

SECTION 517. ACCEPTANCE OF TRUSTS.

The Trustee hereby accepts the trusts imposed upon it by this Indenture and covenants and agrees to perform the same as herein expressed.

ARTICLE SIX
HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

SECTION 601. DISCLOSURE OF NAMES AND ADDRESSES OF HOLDERS.

(a) A Holder of a particular Series of Securities may, upon payment to the Trustee of a reasonable fee and subject to compliance with any applicable requirement of the Trust Indenture Legislation, require the Trustee to furnish within 10 days after receiving the affidavit or statutory declaration referred to below, a list setting out (i) the name and address of every registered Holder of Outstanding Securities of such Series, the aggregate principal amount of Outstanding Securities owned by each registered Holder of such Series and (iii) the aggregate principal amount of Outstanding Securities of such Series, each as shown on the records of the Trustee on the day that the affidavit or statutory declaration is delivered to the Trustee. The affidavit or statutory declaration, as the case may be, shall contain (x) the name and address of the Holder, (y) where the Holder is a corporation, its name and address for service and (z) a statement that the list will not be used except in connection with an effort to influence the voting of the Holders of such Series, an offer to acquire such Securities, or any other matter relating to such Securities or the affairs of the Company. Where the Holder is a corporation, the affidavit or statutory declaration shall be made by a director or officer of the corporation.

(b) Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee shall be held accountable by reason of the disclosure of such list of the names and addresses of the Holders, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under the Trust Indenture Legislation.

(c) Upon the demand of the Trustee, the Company shall furnish the Trustee with the information required to enable the Trustee to comply with obligations in clause (a) of this Section 601; provided, however, that, for so long as the Trustee is the Security Registrar, the Company need not furnish to the Trustee the list referred to therein.  The Company shall comply with the terms of such other applicable provisions of the Trust Indenture Legislation in respect of the provision of a list of Holders of Securities.

SECTION 602. INTENTIONALLY DELETED.

SECTION 603. REPORTS BY COMPANY.

The Company shall furnish to the Trustee, within 30 days after the Company files the same with the Ontario Securities Commission or any other securities commission or similar authority in any province or territory of Canada, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as such securities regulatory authority may from time to time by rules and regulations prescribe) which the Company files with such securities regulatory authority pursuant to its continuous disclosure obligations under National Instrument 51-102 – Continuous Disclosure Obligations or any successor instrument; provided, however, that the Company need not furnish any such information, documents or reports to the extent they are made publicly available on SEDAR or any other website maintained by the securities regulatory authorities in Canada; provided, further, that, notwithstanding the requirements of this Section 603 or any other requirement of this Indenture, the Company need not furnish to the Trustee or the Holders confidential portions of any information, documents or reports filed or furnished with the Ontario Securities Commission, the Securities and Exchange Commission or any other securities regulatory authority on a confidential basis.  Notwithstanding the foregoing, it shall not be the responsibility of the Trustee to monitor postings of the Company on SEDAR or any other website referred to in this Section 603, it being understood that, due to the public availability of the information contained on such websites, any Person, including without limitation any Holder, may obtain such information directly from such website.

ARTICLE SEVEN
 AMALGAMATION, CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

SECTION 701. COMPANY MAY AMALGAMATE, ETC., ONLY ON CERTAIN TERMS.

The Company shall not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless:

(a) either (1) the Company shall be the continuing corporation or (2) the Person (if other than the Company) formed by such amalgamation or consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of the Company substantially as an entirety (the “Successor Company”) (i) shall be a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or any Province thereof or (B) the laws of the United States of America or any State thereof or the District of Columbia and (ii) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company under the Securities of every Series under this Indenture (provided, however, that the Successor Company shall not be required to execute and deliver such a supplemental indenture in the event of an amalgamation of the Company with one or more other Persons, in which (x) the amalgamation is governed by the laws of Canada or any province thereof, (y) the Successor Company and the Company are, immediately prior to such amalgamation, organized and existing under the laws of Canada or any province thereof and (z) upon the effectiveness of such amalgamation, the Successor Company shall have become or shall continue to be (as the case may be), by operation of law, liable for the due and punctual payment of the Securities and the due and punctual performance and observance of all other obligations of the Company under the Securities of every Series under this Indenture);

(b) immediately after giving effect to such transaction (and, to the extent applicable in respect of any Series, treating any Debt which becomes an obligation of the Company or a Subsidiary in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(c) the Company or the Successor Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition and, if a supplemental indenture is required in connection with such transaction (or series of transactions), such supplemental indenture, comply with this Article and that all conditions precedent herein provided for relating to such transaction have been satisfied.

SECTION 702. SUCCESSOR SUBSTITUTED.

Upon any amalgamation, consolidation or merger, or any conveyance, transfer, lease or other disposition of the properties and assets of the Company substantially as an entirety, in accordance with Section 701, the Successor Company shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such Successor Company had been named as the Company herein; and thereafter, except in the case of a lease, the Company shall be discharged from all obligations and covenants under this Indenture and the Securities.

ARTICLE EIGHT
SUPPLEMENTS AND AMENDMENTS TO INDENTURE

SECTION 801. SUPPLEMENTAL INDENTURES AND AMENDMENTS WITHOUT CONSENT OF HOLDERS.

Without the consent of any Holders, the Company, when authorized by a Board Resolution, any Guarantors of the affected Securities, if applicable, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities in accordance with Article Seven;

(b) to add to the covenants of the Company for the benefit of the Holders of any Series of Securities, or to Events of Default in respect of a Series of Securities, or to surrender any right or power herein or in the Securities of any Series conferred upon the Company;

(c) to give effect to any Holder Direction or any other direction from Holders permitted to be given under this Indenture, and to any other Act of the Holders made, given or taken by the Holders of one or more Series in accordance with this Indenture;

(d) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more Series, and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 511(b);

(e) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein or therein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that, in each case, such provisions shall not adversely affect the interests of the Holders of any Series in any material respect;

(f) to add security to, to further secure, or to guarantee the Securities of any Series;

(g) to confirm and evidence the release, termination or discharge of any guarantee or security in respect of the Securities of any Series when such release, termination or discharge, as applicable, is permitted by this Indenture; or

(h) to make any other change to this Indenture or the Securities of a Series that does not adversely affect the interests of the Holders of the Securities of such Series in any material respect.

In addition, without the consent of any Holders, but subject to the terms and conditions of this Indenture, the Company and the Trustee may, and the Trustee shall, upon the written request of the Company or when so directed by this Indenture, make, execute, acknowledge and deliver Series Supplements from time to time to establish the form or terms of a Series of Securities which the Company wishes to issue under this Indenture.

SECTION 802. SUPPLEMENTAL INDENTURES AND CERTAIN AMENDMENTS WITH CONSENT OF HOLDERS.

The Company, when authorized by a Board Resolution, any Guarantors of the affected Securities, if applicable, and the Trustee may, and the Trustee shall upon written request of the Company or when so directed by this Indenture, enter into one or more indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or the Securities of any Series or of waiving or modifying in any manner the rights of the Holders of a Series under this Indenture or the Securities of such Series upon delivery to the Company and the Trustee of written notice of a Holder Direction from the Holders of Outstanding Securities of each Series that would be affected by such supplemental indenture or indentures, as the case may be; provided, however, that no such supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Security of a Series affected thereby:

(a) change the Stated Maturity of the principal of, or any installment of interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or reduce the Redemption Price thereof, or change the coin or currency in which the principal of any Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or

(b) reduce the percentage in principal amount of the Outstanding Securities of such Series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain Defaults hereunder and their consequences) provided for in this Indenture; or

(c) modify any of the provisions of this Section or Section 413, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security of such Series affected thereby.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.  Notwithstanding anything to the contrary in this Indenture, any action that is permitted or authorized to be taken by a Holder Direction shall be binding upon all Holders of the applicable Series regardless of whether a particular Holder shall have approved such Holder Direction and, except as otherwise provided in such Holder Direction, regardless of whether the Holders of any other affected Series shall have approved such action in respect of such other affected Series under this Section.

SECTION 803. EXECUTION OF SUPPLEMENTAL INDENTURES.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to the Trust Indenture Legislation and Section 503 hereof) shall be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

SECTION 804. EFFECT OF SUPPLEMENTAL INDENTURES.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities of the applicable Series theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 805. CONFORMITY WITH THE TRUST INDENTURE LEGISLATION.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Legislation as then in effect.

SECTION 806. REFERENCE IN SECURITIES TO SUPPLEMENTAL INDENTURES.

Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee or the Company, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Board of Directors, to any such supplemental indenture may be prepared and executed by the Company and, upon Company Order, authenticated and delivered by the Trustee in exchange for Outstanding Securities.

SECTION 807. EXECUTION OF SUBORDINATION AGREEMENTS.

In the event that the Trustee receives an Officers’ Certificate (i) to the effect that the Company or a Restricted Subsidiary proposes to issue Debt subordinated in right of payment to Securities of any Series or the senior indebtedness of such Restricted Subsidiary, as the case may be, and that the issuance of such new subordinated Debt is in compliance with the terms of this Indenture and (ii) requesting that the Trustee execute a subordination agreement (or instrument of like effect) with the holders of such subordinated Debt or their representative, then, upon Company Order, the Trustee shall, without the consent of any Holder, execute such subordination agreement (or instrument of like effect).

ARTICLE NINE
COVENANTS

SECTION 901. PAYMENT OF PRINCIPAL, PREMIUM AND INTEREST.

The Company covenants and agrees for the benefit of the Holders of each Series that it will duly and punctually pay the principal of (and premium, if any) and interest on the Securities of such Series in accordance with the terms of such Securities and this Indenture.

SECTION 902. MAINTENANCE OF OFFICE OR AGENCY.

The Company will maintain, or cause the related Security Registrar or related Paying Agent, as the case may be, to maintain, an office or agency at each Place of Payment for a Series where Securities of such Series may be presented or surrendered for payment and where such Securities may be surrendered for registration of transfer or exchange. The Corporate Trust Office of the Trustee shall be such office or agency of the Company, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may from time to time designate one or more other offices or agencies (in or outside of the Place of Payment) where the Securities of one or more Series may be presented or surrendered for any or all such purposes, and may from time to time rescind such designation; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Place of Payment for each Series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such office or agency.

SECTION 903. MONEY FOR SECURITY PAYMENTS TO BE HELD IN TRUST.

If the Company shall at any time act as its own Paying Agent, it will, on or before each due date of the principal of (and premium, if any) or interest on any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for the Securities, it will, on or before each due date of the principal of (and premium, if any) or interest on any Securities, deposit with a Paying Agent a sum or, to the extent specified in the applicable Series Supplement, other consideration sufficient to pay the principal (and premium, if any) or interest so becoming due, such sum or other consideration to be held in trust for the benefit of the Persons entitled to such principal, premium or interest and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of such action or any failure so to act.

The Company will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(a) hold all sums held by it for the payment of the principal of (and premium, if any) and interest on Securities in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(b) give the Trustee notice of any default by the Company (or any other obligor upon the Securities) in the making of any payment of principal (and premium, if any) or interest; and

(c) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums and other consideration held in trust by the Company or such Paying Agent, such sums and other consideration to be held by the Trustee upon the same trusts as those upon which such sums and other consideration were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums and other consideration.

Except as otherwise provided in the Series Supplement, and subject to the Trust Indenture Legislation and other applicable laws, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (and premium, if any) or interest on any Security and remaining unclaimed for two years (or such shorter period as may be specified in the applicable abandoned property statutes) after such principal (and premium, if any) or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such payment to the Company, may, at the expense of the Company, cause to be mailed to Holders of Securities notice that such consideration remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such mailing, any unclaimed balance of such consideration then remaining will be delivered or repaid to the Company.

SECTION 904. CORPORATE EXISTENCE.

Subject to Article Seven, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the corporate (or its applicable equivalent) existence and corporate (or its applicable equivalent) power and authority of the Company and each Restricted Subsidiary; provided, however, that the Company shall not be required to preserve any such corporate or equivalent existence and corporate or equivalent power and authority if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries taken as a whole.

SECTION 905. PAYMENT OF TAXES AND OTHER CLAIMS.

The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all material taxes, assessments and governmental charges levied or imposed upon the Company or any Restricted Subsidiary or upon the income, profits or property of the Company or any Restricted Subsidiary and (b) all material lawful claims for labor, materials and supplies, which, if unpaid, might by law become a Lien upon the property of the Company or any Restricted Subsidiary that could produce a material adverse effect on the Consolidated financial condition of the Company; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

SECTION 906. PROVISION OF FINANCIAL INFORMATION.

The Company shall deliver to the Trustee (i) within 120 days after the end of each fiscal year, audited consolidated financial statements of the Company for such fiscal year, consisting of a balance sheet, statement of income and retained earnings and statement of cash flows and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, unaudited interim consolidated financial statements of the Company for such fiscal quarter consisting of a balance sheet, statement of income and retained earnings and statement of cash flows.  The Company shall be deemed to have delivered financial statements in compliance with its obligations under this Section 906, and need not otherwise deliver such financial statements to the Trustee, if such financial statements are made publicly available (and the Trustee has been notified of this, either verbally, electronically or in writing) within the prescribed time on SEDAR.  Notwithstanding the foregoing, it shall not be the responsibility of the Trustee to monitor postings of the Company on SEDAR, it being understood that, due to the public availability of the information contained on SEDAR, any Person, including without limitation any Holder, may obtain the aforementioned financial statements directly from such website.

SECTION 907. INTENTIONALLY DELETED

SECTION 908. STATEMENT AS TO COMPLIANCE.

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year ending after the date hereof (or within such shorter time period as may be required by the Trust Indenture Legislation) and otherwise upon the demand of the Trustee, a certificate of its principal executive officer, principal financial officer or principal accounting officer stating that the Company has complied with all of the requirements contained in this Indenture that, if not complied with, would constitute a Default or, if the Company has not complied with one or more of such requirements, giving the particulars of the failure to comply.  For purposes of this Section 908, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

The Company shall furnish to the Trustee, upon the demand of the Trustee, evidence, in the form required by the Trustee, as to the Company’s compliance with any condition in the Indenture relating to any action required or permitted to be taken by the Company under this Indenture or as a result of any obligation imposed by this Indenture.

SECTION 909. SUBORDINATION ARRANGEMENTS

(i) The Company, on behalf of itself and of each Restricted Subsidiary to the extent any of them is an obligor or creditor under Inter-Company Subordinated Debt from time to time, agrees that (1) the payment of the principal of (and premium, if any), and interest on, any such Inter-Company Subordinated Debt is expressly subordinated, to the extent and in the manner set forth in Exhibit A hereto, in right of payment to the prior payment in full of all amounts from time to time owing to the Holders of the Securities and (2) all agreements or instruments evidencing Inter-Company Subordinated Debt shall provide an acknowledgment and agreement of such subordination by the relevant obligor and creditor in respect of such Inter-Company Subordinated Debt by including or incorporating therein provisions substantially in the form of Exhibit A hereto.

(ii) For greater certainty, notwithstanding the provisions of any Inter-Company Subordinated Debt, any provisions thereof as may be incorporated in any document or any other agreement pursuant to which the Trustee or the Holders are or may become entitled to receive from holders of subordinated indebtedness of the Company payments by way of turn-over (“subordination documents”), neither the Trustee nor the Holders shall collect, claim any right to collect, accept or receive any amounts (the “turnover amounts”), whether in cash, property or otherwise, pursuant to any subordination document unless a Default or Event of Default shall have occurred and be continuing. In the event that notwithstanding the provisions of this Section 909(ii), the Holders or the Trustee shall receive or collect any turnover amounts, such turnover amounts shall be received and held in trust for and shall be paid over to such holders of subordinated indebtedness or the liquidating agent or other Person who shall have made such payment on their behalf under the subordination documents. Any such turnover amounts received by the Trustee or any Holder which the Trustee or such Holder is required to pay over to such holders of subordinated indebtedness or the liquidating agent or other Person who shall have made such payment on their behalf shall in no circumstances be deemed to be a payment on account of the Securities.

SECTION 910. WAIVER OF CERTAIN COVENANTS.

The Company may omit in any particular instance to comply with any covenant or condition set forth in Sections 905 and 906 or in any and all additional or different covenants or conditions provided in the applicable Series Supplement (except as otherwise indicated therein), in each case, with respect to any Series of Securities to which such covenant or condition applies, if, before or after the time for such compliance, the Holders of the Outstanding Securities of such affected Series shall, by Holder Direction, waive such compliance in such instance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect for purposes of such Series.

ARTICLE TEN
REDEMPTION OF SECURITIES

SECTION 1001. RIGHT OF REDEMPTION.

The Securities of a Series may be redeemed, at the election of the Company, as a whole or from time to time in part, at any time, subject to the conditions and at the Redemption Price specified in the form of Security set forth in the applicable Series Supplement, together with accrued interest to the Redemption Date.

SECTION 1002. APPLICABILITY OF ARTICLE.

Redemption of Securities at the election of the Company or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article.

SECTION 1003. ELECTION TO REDEEM; NOTICE TO TRUSTEE.

The election of the Company to redeem any Securities pursuant to Section 1001 shall be evidenced by a Board Resolution. In case of any redemption at the election of the Company, the Company shall, at least 30 but not more than 60 days prior to the Redemption Date fixed by it, notify the Trustee of such Redemption Date, the applicable Series of Securities to be redeemed and of the principal amount of such Securities to be redeemed.

SECTION 1004. SELECTION BY TRUSTEE OF SECURITIES TO BE REDEEMED.

If less than all the Securities of a Series are to be redeemed, the particular Securities or portions thereof to be redeemed shall be selected not more than 60 days and not less than 30 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such Series not previously called for redemption, on a pro rata basis, and the amounts to be redeemed may be equal to Cdn$1,000 (for Securities denominated in Canadian dollars) or U.S.$1,000 (for Securities denominated in U.S. dollars) or any integral multiple thereof.

The Trustee shall promptly notify the Company and the Security Registrar in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to redemption of Securities shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security which has been or is to be redeemed.

SECTION 1005. NOTICE OF REDEMPTION.

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities of the Series to be redeemed, at its address appearing in the Security Register.

All notices of redemption shall state:

(a) the Redemption Date;

(b) the Redemption Price;

(c) if less than all Outstanding Securities of a Series are to be redeemed, the identification (and, in the case of a Security to be redeemed in part, the principal amount) of the particular Securities to be redeemed;

(d) that on the Redemption Date the Redemption Price will become due and payable upon each such Security, and that interest thereon shall cease to accrue on and after said date; and

(e) the place or places where such Securities are to be surrendered for payment of the Redemption Price.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at its request, by the Trustee in the name and at the expense of the Company.

SECTION 1006. DEPOSIT OF REDEMPTION PRICE.

On or prior to any Redemption Date, the Company shall deposit or cause to be deposited with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 903) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date.

SECTION 1007. SECURITIES PAYABLE ON REDEMPTION DATE.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price together with accrued interest to the Redemption Date; provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such on the relevant Regular Record Dates according to the terms and the provisions of Section 209.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal thereof (and premium, if any, thereon) shall, until paid, bear interest from the Redemption Date at the rate borne by such Security.

SECTION 1008. SECURITIES REDEEMED IN PART.

Any Security which is to be redeemed only in part shall be surrendered at the office or agency of the Company maintained for such purpose pursuant to Section 902 (with, if the Company, the Security Registrar or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company, the Security Registrar or the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and, upon Company Order, the Trustee shall authenticate and deliver to the Holder of such Security, without service charge, a replacement Security or Securities, of any authorized denomination as requested by such Holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

SECTION 1009. SECURITIES PURCHASED IN PART.

Any Security that is to be purchased only in part shall be surrendered to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 902 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing) and the Company shall execute and, upon Company Order, the Trustee shall authenticate and deliver to the Holder of such Security, without service charge, a replacement Security or Securities, of any authorized denomination as requested by such Holder in an aggregate principal amount equal to, and in exchange for, the principal amount of the Security so surrendered that is not purchased.

ARTICLE ELEVEN
MEETINGS OF HOLDERS OF SECURITIES

SECTION 1101. PURPOSES FOR WHICH MEETINGS MAY BE CALLED.

A meeting of Holders of Securities of any Series may be called at any time and from time to time pursuant to this Article Eleven to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such Series.

SECTION 1102. CALL, NOTICE AND PLACE OF MEETINGS.

(a) Upon receiving the necessary funding and indemnity required by Section 503(e), the Trustee may at any time call a meeting of Holders of Securities of any Series for any purpose specified in Section 1101, to be held at such time and at such place in Toronto, Ontario as the Trustee shall determine.  Notice of every meeting of Holders of Securities of any Series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section 107, not less than 21 nor more than 180 days prior to the date fixed for the meeting; provided that the Trustee shall have no obligation to call any meeting if it is not funded and indemnified to its reasonable satisfaction against its costs, expenses and liabilities associated therewith.

(b) In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 25% in principal amount of the Outstanding Securities of any Series shall have requested the Trustee to call a meeting of the Holders of Securities of such Series for any purpose specified in Section 1101, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company or the Holders of Securities of such Series in the amount above specified, as the case may be, may determine the time and the place in Toronto, Ontario for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (a) of this Section.

SECTION 1103. PERSONS ENTITLED TO VOTE AT MEETINGS.

To be entitled to vote at any meeting of Holders of Securities of any Series, a Person shall be (a) a Holder of one or more Outstanding Securities of such Series; or (b) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such Series by such Holder or Holders.  The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any Series shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

SECTION 1104. QUORUM; ACTION.

The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a Series shall constitute a quorum for a meeting of Holders of Securities of such Series.  In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such Series, be dissolved.  In any other case, the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting.  In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting.  Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1102(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened.  Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such Series which shall constitute a quorum.

Any resolution passed or decision taken at any meeting of Holders of Securities of any Series duly held in accordance with this Section shall be binding on all the Holders of Securities of such Series, whether or not present or represented at the meeting.

SECTION 1105. DETERMINATION OF VOTING RIGHTS; CONDUCT AND ADJOURNMENT OF MEETINGS.

(a) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of any Series in regard to proof of the holding of Securities of such Series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate.  Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 105 and the appointment of any proxy shall be proved in the manner specified in Section 105.  Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 105 or other proof.

(b) The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders of Securities as provided in Section 1102(b), in which case the Company or the Holders of Securities of the Series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman.  A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such Series as are represented in person or by proxy at the meeting.

(c) At any meeting, each Holder of a Security of such Series or a proxy thereof shall be entitled to one vote for each $1,000 principal amount of Securities held or represented by such Holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding.  The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such Series or a proxy thereof.

(d) Any meeting of Holders of Securities of any Series duly called pursuant to Section 1102 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such Series represented in person or by proxy at the meeting; and the meeting may be held as so adjourned without further notice.

SECTION 1106. COUNTING VOTES AND RECORDING ACTION OF MEETINGS.

The vote upon any resolution submitted to any meeting of Holders of Securities of any Series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such Series or of their representatives by proxy and the principal amounts and, if appropriate, the serial numbers of the Outstanding Securities of such Series held or represented by them.  The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting.  A record, at least in triplicate, of the proceedings of each meeting of Holders of Securities of any Series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1102 and, if applicable, Section 1104.  Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.  Any record so signed and verified shall be conclusive evidence of the matters therein stated.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.
By	(signed) M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

By	(signed) William W. Linton
Name: William W. Linton
Title: Senior Vice President, Finance and Chief Financial Officer

CIBC MELLON TRUST COMPANY, as Trustee
By	(signed) Geralyn Krowles
Name: Geralyn Krowles
Title: Authorized Signatory

By	(signed) Manuel Arias
Name: Manuel Arias
Title: Associate Manager

Exhibit A

PROVISIONS FOR INTER-COMPANY SUBORDINATED DEBT

1. Terms defined in the Indenture dated as of May 26, 2009 between Rogers Communications Inc. and CIBC Mellon Trust Company, as Trustee (the “Indenture”) to which this Exhibit is attached and used herein have the meanings attributed to such terms in the Indenture. As used herein, the term “Relevant Obligor” means the Obligor creating, incurring, assuming or suffering to exist any Inter-Company Subordinated Debt. The term “Obligor” means any of the Company and any Restricted Subsidiary.

2. The indebtedness evidenced by this agreement shall constitute Inter-Company Subordinated Debt and the Relevant Obligor and the relevant creditor who is owed such indebtedness (the “Relevant Creditor”) agree that the payment of the principal of (and premium, if any), and interest on such indebtedness is expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all amounts from time to time owing to the Holders of the Securities (which amounts are hereinafter called “Senior Indebtedness”).

3. For purposes hereof, the words “cash, property or securities” shall not be deemed to include securities of the Relevant Obligor or any other Person provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the extent provided herein with respect to the indebtedness owing to the Relevant Creditor, to the payment of all Senior Indebtedness which may at the time be outstanding; provided, however, that (i) all Senior Indebtedness is assumed by the new Person, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the Holders of the Securities are not, without the consent of the Holders of the Securities, altered by such reorganization or readjustment.

4. Upon any distribution of assets of the Relevant Obligor or upon any dissolution, winding up, arrangement, liquidation, reorganization, bankruptcy, insolvency or receivership or similar proceeding relating to the Relevant Obligor or its property or other marshalling of assets of the Relevant Obligor:

(a) the Holders of the Securities shall first be entitled to receive payment in full of all Senior Indebtedness including, without limitation, the principal thereof and premium, if any, and the interest due thereon, before the Relevant Creditor is entitled to receive any payment of the principal of and premium, if any, and interest on any Debt owing to it; and

(b) any payment or distribution of assets of the Relevant Obligor of any kind or character, whether in cash, property or securities, to which the Relevant Creditor would be entitled except for the provisions hereof shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the Holders of the Securities to the extent necessary to pay in full all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the Holders of the Securities in respect of such Senior Indebtedness; and

(c) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Relevant Obligor of any kind or character, whether in cash, property or securities, shall be received by the Relevant Creditor before all Senior Indebtedness is paid in full, such payment or distribution shall be held in trust for the benefit of and shall be paid over to the Holders of the Securities for application to the payment of all Senior Indebtedness remaining unpaid until all Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to the Holders of the Securities in respect of such Senior Indebtedness.

5. Upon any payment or distribution of assets of the Relevant Obligor referred to in this agreement or instrument, the Relevant Creditor shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 4 are pending, (ii) upon a certificate of the liquidating trustee or agent or other person in such proceedings making such payment or distribution to the Relevant Creditor or its representative, if any, or (iii) upon a certificate of the Trustee or any representative (if any) of the Holders of the Securities for the purpose of ascertaining the identity of the Holders of the Securities and the Trustee, the holders of other senior debt of the Relevant Obligor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to the subordination contemplated by this agreement or instrument.

6. Nothing contained herein is intended to or shall impair, as between the Relevant Obligor and its creditors (other than the Holders of the Securities as regards the Senior Indebtedness and the Relevant Creditor) the obligation of the Relevant Obligor, which is unconditional and absolute, to pay to the Relevant Creditor the principal of and premium, if any, and interest on the Debt owing to the Relevant Creditor as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Relevant Creditor and creditors of the Relevant Obligor other than the Holders of the Securities as regards the Senior Indebtedness, nor shall anything herein or therein prevent the Relevant Creditor from exercising all remedies otherwise permitted by applicable law upon default with respect to the Debt owing to the Relevant Creditor subject to the rights, if any, herein of the Holders of the Securities as regards the Senior Indebtedness in respect of cash, property or securities of the Relevant Obligor received upon the exercise of any such remedy.

7. Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter provided, all principal of and premium, if any, and interest on all such matured Senior Indebtedness shall first be paid in full or shall have first been duly provided for before any payment on account of principal of or premium, if any, or interest owing to the Relevant Creditor is made.

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8. Upon the happening of an Event of Default with respect to any Senior Indebtedness permitting the Holders of the Securities (or any of them) to accelerate the maturity of the Senior Indebtedness then, unless and until such Event of Default shall have been cured or waived or shall have ceased to exist, no payment (including, without limitation, by purchase of the Debt owing to the Relevant Creditor or otherwise) shall be made by the Relevant Obligor with respect to the principal of or premium, if any, or interest on the Debt owing to the Relevant Creditor. In the event that, notwithstanding the foregoing, the Relevant Obligor shall make any payment of principal of or premium, if any, or interest on the Debt owing to the Relevant Creditor after the happening of such an Event of Default, then, except as hereinafter otherwise provided, unless and until such Event of Default shall have been cured or waived or have ceased to exist, such payment shall be held in trust for the benefit of and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to the Holders of the Securities and applied to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full.

9. The fact that any payment to the Relevant Creditor is prohibited hereby shall not prevent the failure to make such payment from being an event of default as regards such Relevant Creditor.

10. Nothing contained herein or in any agreement, indenture or other instrument in respect of the Debt owing to the Relevant Creditor shall, subject to Sections 7 and 8:

(a) prevent the Relevant Obligor at any time from making payments at any time of the principal of and premium, if any, or interest to the Relevant Creditor on account of Inter-Company Subordinated Debt unless:

(i) Such payment is proposed to be made on or after the date upon which any Event of Default or any of the events described in Section 4 has occurred in circumstances where notice of such proposed payment shall have been given by the Relevant Creditor or the Company to the Trustee prior to the happening of such Event of Default or other event; or

(ii) such payment would otherwise occur while any proceedings in respect of the dissolution, arrangement, winding up, liquidation, reorganization, bankruptcy, insolvency or receivership of the Relevant Obligor are pending; or

(b) prevent the Relevant Obligor from applying to the retirement of any Inter-Company Subordinated Debt the proceeds of a substantially concurrent issue of other Inter-Company Subordinated Debt or of shares of any class of the Relevant Obligor; or

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(c) except in circumstances to which clauses (a)(i) or (ii) are applicable, require the Relevant Creditor to pay to the Trustee or the Holders of the Securities, or to repay to the Relevant Obligor, any amount so paid.

11. Unless and until written notice shall be given to the Relevant Creditor by or on behalf of any Holder or any representative or representatives of any Holder, including by the Trustee (it being understood that nothing herein shall create any obligation on the part of the Trustee to give any such notice), or by the Company, in each case notifying the Relevant Creditor of the happening of an Event of Default with respect to the Senior Indebtedness or of the existence of any other facts which would result in the making of any payment with respect to the Debt owing to the Relevant Creditor in contravention of the provisions hereof, the Relevant Creditor shall be entitled to assume that no such Event of Default has occurred or that no such facts exist; and, with respect to any monies which may at any time be received by the Relevant Creditor in trust pursuant to any provisions hereof prior to the receipt by it of such written notice, nothing herein shall prevent the Relevant Creditor from applying such monies to the purposes for which the same were so received, notwithstanding the occurrence or continuance of an Event of Default with respect to, or the existence of such facts with respect to, the Senior Indebtedness unless the Relevant Creditor has actual knowledge to the contrary.  Upon becoming aware of the happening of an Event of Default with respect to the Senior Indebtedness or of the existence of any other facts which would result in the making of any payment with respect to the Debt owing to the Relevant Creditor in contravention of the provisions hereof, the Company shall, as promptly as reasonably practicable, provide written notice to the Relevant Creditor of the happening of such Event of Default or the existence of such other facts.

12. (a) No right of the Trustee or any Holder as regards the Senior Indebtedness to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Relevant Obligor or by any act or failure to act, in good faith, by any such Holder or the Trustee, or by any non-compliance by the Relevant Obligor with the terms, provisions or covenants herein, regardless of any knowledge thereof which any Holder or the Trustee may have or be otherwise charged with.

(b) The rights of the Trustee and the Holders of Securities with respect hereto shall not be affected by any extension, renewal or modification of the terms, or the granting of any security in respect of, any Senior Indebtedness or any exercise or non-exercise of any right, power or remedy with respect thereto.

(c) The Relevant Creditor agrees not to exercise any offset or counterclaim or similar right in respect of the Inter-Company Subordinated Debt except to the extent payment of such Inter-Company Subordinated Debt is permitted and will not assign or otherwise dispose of any Inter-Company Subordinated Debt unless the assignee or acquiror, as the case may be, agrees to be bound by the terms hereof.

13. The provisions contained herein

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(a) may not be amended or modified in any respect, nor may any of the terms or provisions hereof be waived, except by an instrument signed by the Relevant Obligor, the Relevant Creditor and the Trustee,

(b) shall be binding upon each of the parties hereto and their respective successors and assigns and shall enure to the benefit of the Trustee, each and every Holder of the Securities and their respective successors and assigns,

(c) shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

The Relevant Creditor and the Relevant Obligor each irrevocably agree that any suits, actions or proceedings arising out of or in connection with the provisions contained herein may be brought in any state or federal court sitting in The City of New York or any court in the Province of Ontario and submits and attorns to the non-exclusive jurisdiction of each such court.

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